03010816

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Salomon Brothers Mortgage Securities VII, Inc.
Exact Name of Registrant as Specified in Charter

0000809877
Registrant CIK Number

Form 8-K, February 26, 2003, Series 2003-CB1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

~~333-82880~~ 333-11429
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 26, 2003

SALOMON BROTHERS MORTGAGE SECURITIES VII, INC.

By:______________________________
Name: MATTHEW R. BOLLO
Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Term Sheet **Date Prepared: February 18, 2003**

C-BASS
CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC

C-BASS Mortgage Loan Asset-Backed Certificates, Series 2003-CB1*

Approximate Total Offered Size: $262,690,000

Credit-Based Asset Servicing and Securitization LLC
Seller
Litton Loan Servicing LP
Servicer
Salomon Brothers Mortgage Securities VII, Inc.
Depositor

Tranche	Amount[(1)]	Int. Type / Class	Coupons	Ratings (S&P/Moody's/Fitch)	WAL (Call/Mat)
OFFERED CERTIFICATES					
Class AF	$145,969,000	Fixed / Senior	[ ]% (3)	AAA/Aaa/AAA	2.40 / 2.61Yr
Class AV-1	$65,941,000	Floating / Senior	[ ]% (2)	AAA/Aaa/AAA	2.29 / 2.52 Yr
Class AV-2	$20,203,000	Floating / Senior	[ ]% (2)	AAA/Aaa/AAA	2.27 / 2.44 Yr
Class M-1	$15,983,000	Floating / Mezz	[ ]% (2)	AA/Aa2/AA	4.74 / 5.21 Yr
Class M-2	$14,594,000	Floating / Mezz	[ ]% (2)	A/A2/A	4.67 / 5.07 Yr
NON-OFFERED CERTIFICATES					
Class B-1	$8,340,000	Floating / Mezz	[ ]% (2)	BBB/Baa2/BBB	4.64/ 4.84 Yr
Class B-2	$2,085,000	Floating / Mezz	[ ]% (2)	BBB-/Baa2/BBB-	4.57 / 4.57Yr

(1) Certificate sizes are subject to change (+/- 5%)
(2) Class AV-1 and AV-2 will bear interest at a variable rate, and its margin will increase by 2x following the Optional Termination Date; Class M-1, Class M-2, Class B-1, and Class B-2 Certificates will bear interest at variable rates and their margins will increase by 1.5x following the Optional Termination Date
(3) Class AF coupon is fixed and will increase by 0.50% following the Optional Termination Date

Transaction Overview:

Lead Manager: **Salomon Smith Barney**
Co Managers JP Morgan Chase, Blaylock, LP
Rating Agencies: S&P / Moody's / Fitch
Trustee: U.S. Bank National Association

Expected Pricing Date: February 19, 2003
Expected Settlement Date: February 27, 2003

For Further Information:

Mortgage Finance
Susan Mills (212) 723-6376
Ken Mulford (212) 723-6932
Phil Seares (212) 723-1145
Brian Appell (212) 723-6395
Ian Wesson (212) 723-6334

MBS Trading
Jim De Mare (212) 723-6217
Matthew Cherwin (212) 723-6217

MBS Structuring
Mike Leung (212) 723-6325

MBS Research
Ivan Gjaja (212) 816-8320

*All numbers are preliminary and subject to change.

SALOMON SMITH BARNEY
A member of citigroup

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

TRANSACTION SUMMARY

Title of Securities:	C-BASS Mortgage Loan Asset-Backed Certificates, Series 2003-CB1
Offered Certificates:	Class AF, Class AV-1, Class AV-2, Class M-1 and Class M-2 Certificates
Non-Offered Certificates:	Class B-1, Class B-2, Class X, Class N, and Class R Certificates
Class A or Senior Certificates:	Class AF, Class AV-1 and Class AV-2 Certificates
Group I Certificates:	Class AV-1 Certificates
Group II Certificates:	Class AF and Class AV-2 Certificates
Group II-A Certificates:	Class AF Certificates
Group II-B Certificates:	Class AV-2 Certificates
Subordinate Certificates:	Class M-1, Class M-2, Class B-1, and Class B-2
Seller:	Credit-Based Asset Servicing and Securitization LLC ("C-BASS")
Servicer:	Litton Loan Servicing LP, an affiliate of the Seller
Depositor:	Salomon Brothers Mortgage Securities VII, Inc.
Trustee:	U.S. Bank National Association
Closing Date:	On or about February 27, 2003
Distribution Dates:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing March 25, 2003.
Cut-off Date:	February 1, 2003
Payment Delay:	Class AV-1, Class AV-2, Class M-1, Class M-2, Class B-1 and Class B-2 Certificates have a 0 day delay Class AF Certificates have a 24 day delay
Day Count:	Class AV-1, Class AV-2, Class M-1, Class M-2, Class B-1, and Class B-2 Certificates are Actual/360 Class AF Certificates are 30/360
Servicing Fee Rate:	0.50% per annum
Trustee Fee Rate:	0.015% per annum
Administrative Fees:	Servicing Fee and Trustee Fee
Denomination:	$25,000 and multiples of $1 in excess thereof.
SMMEA Eligibility:	All Classes will NOT be SMMEA eligible.
ERISA Eligibility:	All Senior Certificates may be ERISA eligible.
Tax Status:	The Class AF, Class AV-1, Class AV-2 Class M-1, Class M-2, Class B-1, and Class B-2 Certificates will be treated as REMIC regular interests for Federal income tax purposes.

STRUCTURE SUMMARY

Structure: Senior/Mezzanine/Overcollateralization Structure

Pricing Speed: 26% CPR on the Fixed-Rate Mortgages
28% CPR on the Adjustable-Rate Mortgages

Pass-Through Rate:

- The monthly Pass-Through Rate for the Class AV-1, Class AV-2, Class M-1, Class M-2, Class B-1, and Class B-2 Certificates on each Distribution Date is the lesser of:
  - (1) the Formula Rate
  - (2) the Class AV-1 Net WAC Cap, the Class AV-2 New WAC Cap or the Subordinate Net WAC Cap, as applicable, for that Distribution Date
- The monthly Pass-Through Rate for the Class AF Certificates on each Distribution Date is the lesser of:
  - (1) the Fixed-Rate determined at the time of pricing
  - (2) the Class AF Net WAC Cap for that Distribution Date
- The Formula Rate for Class AV-1, Class AV-2, Class M-1, Class M-2, Class B-1, and Class B-2 Certificates is as follows:
  - *On or prior to the Optional Termination Date:* 1-Month LIBOR plus a margin which will be set at pricing for the Class AV-1, Class AV-2, Class M-1, Class M-2, Class B-1, and Class B-2 Certificates.
  - *After the Optional Termination Date:* 1-Month LIBOR plus 2x the margin for Class AV-1 and Class AV-2 and 1-Month LIBOR plus 1.5x the margin for Class M-1, Class M-2, Class B-1, and Class B-2 Certificates. Margins will be set at pricing for each applicable Offered Certificate.
- The Class AF Certificate fixed coupon will increase by 0.50% after the Optional Termination Date.

Principal Payments for Senior Certificates: Prior to the Stepdown Date or if a Trigger Event occurs, the Senior Certificates will receive ALL of the principal collected on the mortgage loans plus any Excess Interest from the mortgage loans required to maintain the applicable Overcollateralization Target.

On or after the Stepdown Date and assuming no Trigger Event occurs, principal paid to the Senior Certificates will be an amount such that the Senior Certificates will have 33.00% of the current balance of the mortgage loans as credit enhancement (which is approximately 2x the original Senior Enhancement Percentage).

Principal Payments for Subordinate Certificates: The Subordinate Certificates will NOT receive any principal payments until on or after the Stepdown Date, except on a Distribution Date on which the Class A Certificates are reduced to zero.

Thereafter (assuming no Trigger Events occur), principal will be shared among the Subordinate Certificates to maintain, in each case, approximately 2x their respective initial credit support.

Optional Termination: **10%** cleanup call based on the Cut-off Date Principal Balance of the mortgage loans. The Servicer or an affiliate of the Servicer shall have the right to exercise the clean-up call. If the Servicer, or any of its affiliates, exercises the cleanup call, the Offered Certificateholders are entitled to:

- Outstanding principal balance of the Offered Certificates
- Current interest accrued on such balance at the related Pass-Through Rate
- Any interest previously earned but not paid (if any)
- Any "LIBOR Carryover Amount" (if any)

STRUCTURE SUMMARY *(Continued)*

Class AV-1 Net WAC Cap: For any Distribution Date, the Class AV-1 Net WAC Cap will equal the weighted average of the Net Mortgage Interest Rates of the Group I Mortgage Loans (calculated on an Actual/360 basis), weighted on the basis of the mortgage loan balances as of the first day of the Collection Period.

Class AV-2 Net WAC Cap: For any Distribution Date, the Class AV-2 Net WAC Cap will equal the weighted average of the Net Mortgage Interest Rates of the Group II-B Mortgage Loans (calculated on an Actual/360 basis), weighted on the basis of the mortgage loan balances as of the first day of the Collection Period.

Class AF Net WAC Cap: For any Distribution Date, the Class AF Net WAC Cap will equal the weighted average of the Net Mortgage Interest Rates of the Group II-A Mortgage Loans (calculated on a 30/360 basis), weighted on the basis of the mortgage loan balances as of the first day of the Collection Period.

Subordinate Net WAC Cap: For any Distribution Date, the Subordinate Net WAC Cap will equal the weighted average net mortgage rates of each loan group (calculated on an Actual/360 basis), weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates.

Net Mortgage Interest Rate: For each Mortgage Loan the applicable Mortgage Interest Rate less the sum of:

(i) the Servicing Fee Rate, and

(ii) the Trustee Fee Rate.

LIBOR Carryover Amount: If on any Distribution Date, the Pass-Through Rate for the Certificates is limited by the Applicable Net WAC Cap, the excess of (i) the amount of interest the Certificates would have accrued on such Distribution Date based on the applicable Formula Rate or fixed rate as applicable, over (ii) the amount of interest the Certificates received on such Distribution Date based on the Applicable Net WAC Cap, together with the unpaid portion of any such excess from prior Distribution Dates plus interest accrued thereon.

Interest Carry Forward Amount: As of any Distribution Date the sum of:

(x) the excess, if any, of the Accrued Certificate Interest and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date and

(y) interest on such excess at the applicable Pass-Through Rate on the basis of the actual number of days elapsed since the prior Distribution Date.

Excess Interest: Excess Interest, to the extent it is not used for other required purposes, including to absorb realized losses on the mortgage loans, to cover interest shortfalls on the Certificates or to fund any overcollateralization deficiency, will be available to make payments of the LIBOR Carryover Amount to the Certificates in an amount equal to any reductions in the amount of interest payable to such holders caused by application of the related Net WAC Cap.

Senior Enhancement Percentage: For any Distribution Date is the percentage obtained by dividing

(x) the sum of:

(i) the aggregate Certificate Principal Balance of the Subordinate Certificates, and

(ii) the Overcollateralization Amount, in each case before taking into account the distribution of the Principal Distribution Amount on such Distribution Date by

(y) the Pool Balance as of the last day of the related Collection Period.

STRUCTURE SUMMARY *(Continued)*

Class AV-1 or (Group I) Allocation Percentage: For any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (x) the Group I Principal Remittance Amount for such Distribution Date and the denominator of which is (y) the Principal Remittance Amount for such Distribution Date.

Class AV-1 or (Group I) Principal Distribution Amount: With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, 100% of the principal received on the Group I Mortgage Loans. With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the excess of (x) the Certificate Principal Balance of the Class AV-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 67.00% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Collection Period (after giving effect to scheduled payments of principal due during the related Collection Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Collection Period (after giving effect to scheduled payments of principal due during the related Collection Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $394,859.

Group II Allocation Percentage: For any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (x) the Group II Principal Remittance Amount for such Distribution Date and the denominator of which is (y) the Principal Remittance Amount for such Distribution Date.

Group II Principal Distribution Amount: With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, 100% of the principal received on the Group II-A and Group II-B Mortgage Loans. With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the excess of (x) the Certificate Principal Balance of the Class AF and the Class AV-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 67.00% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Collection Period (after giving effect to scheduled payments of principal due during the related Collection Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Collection Period (after giving effect to scheduled payments of principal due during the related Collection Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $995,040.

Class AF Allocation Percentage: For any Distribution Date is the percentage equivalent of a fraction, determined as follows: the numerator of which is (x) the amount by which the aggregate Principal Balance of the Group II-A Mortgage Loans been reduced by (A) scheduled payments due during the related Collection Period to the extent received or advanced, (B) unscheduled collections received during the related Prepayment Period and (C) Realized Losses incurred during the related Prepayment Period, and the denominator of which is (y) the amount by which the aggregate Principal Balance of the Group II-A Mortgage Loans and Group II-B Mortgage Loans been reduced by (A) scheduled payments due during the related Collection Period to the extent received or advanced, (B) unscheduled collections received during the related Prepayment Period and (C) Realized Losses incurred during the related Prepayment Period.

STRUCTURE SUMMARY *(Continued)*

Class AF Principal Distribution Amount: For any Distribution Date is the lesser of the (x) the product of (A) the Class AF Allocation Percentage and (B) the Group II Principal Distribution Amount and (y) the certificate principal balance of the Class AF Certificates immediately prior to such Distribution Date.

Class AV-2 Allocation Percentage: For any Distribution Date is the percentage equivalent of a fraction, determined as follows: the numerator of which is (x) the amount by which the aggregate Principal Balance of the Group II-B Mortgage Loans been reduced by (A) scheduled payments due during the related Collection Period to the extent received or advanced, (B) unscheduled collections received during the related Prepayment Period and (C) Realized Losses incurred during the related Prepayment Period, and the denominator of which is (y) the amount by which the aggregate Principal Balance of the Group II-A Mortgage Loans and Group II-B Mortgage Loans been reduced by (A) scheduled payments due during the related Collection Period to the extent received or advanced, (B) unscheduled collections received during the related Prepayment Period and (C) Realized Losses incurred during the related Prepayment Period.

Class AV-2 Principal Distribution Amount: For any Distribution Date is the lesser of the (x) the product of (A) the Class AV-2 Allocation Percentage and (B) the Group II Principal Distribution Amount and (y) the certificate principal balance of the Class AV-2 Certificates immediately prior to such Distribution Date.

Class M-1 Principal Distribution Amount: With respect to any Distribution Date, the excess of (i) the sum of (a) the aggregate outstanding principal balance of the Senior Certificates after distribution of the Group I and Group II Principal Distribution Amounts on the related Distribution Date and (b) the outstanding balance of the Class M-1 Certificates over (ii) the lesser of (a) approximately 78.50% of the outstanding collateral balance Mortgage Loans on the last day of the related Collection Period and (b) the outstanding collateral balance of the Mortgage Loans on the last day of the related Collection Period minus $1,389,899.

Class M-2 Principal Distribution Amount: With respect to any Distribution Date, the excess of (i) the sum of (a) the aggregate outstanding principal balance of the Senior Certificates and Class M-1 Certificates after distribution of the Group I and Group II Principal Distribution Amounts and Class M-1 Principal Distribution Amounts, respectively, on the related Distribution Date and (b) the outstanding balance of the Class M-2 Certificates over (ii) the lesser of (a) approximately 89.00% of the outstanding collateral balance of the Mortgage Loans on the last day of the related Collection Period and (b) the outstanding collateral balance Mortgage Loans on the last day of the related Collection Period minus $1,389,899.

STRUCTURE SUMMARY *(Continued)*

Class B-1 Principal Distribution Amount: With respect to any Distribution Date, the excess of (i) the sum of (a) the aggregate outstanding principal balance of the Senior Certificates, Class M-1 and Class M-2 Certificates after distribution of the Group I and Group II Principal Distribution Amounts, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount, respectively, on the related Distribution Date and (b) the outstanding balance of the Class B-1 Certificates over (ii) the lesser of (a) approximately 95.00% of the outstanding collateral balance of the Mortgage Loans on the last day of the related Collection Period and (b) the outstanding collateral balance of the Mortgage Loans on the last day of the related Collection Period minus $1,389,899.

Class B-2 Principal Distribution Amount: With respect to any Distribution Date the excess of (i) the sum of (a) the aggregate outstanding principal balance of the Senior Certificates, Class M-1, Class M-2 and Class B-1 Certificates after distribution of the Group I and Group II Principal Distribution Amounts, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and the Class B-1 Principal Distribution Amount, respectively, on the related Distribution Date and (b) the outstanding balance of the Class B-2 Certificates over (ii) the lesser of (a) approximately 96.50% of the outstanding collateral balance of the Mortgage Loans on the last day of the related Collection Period and (b) the outstanding collateral balance of the Mortgage Loans on the last day of the related Collection Period minus $1,389,899.

Payment Priority: On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To pay interest on the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.
2. To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.
3. From Excess Interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.
4. From Excess Interest, if any, to pay the Interest Carry Forward Amounts on the Class M Certificates.
5. From Excess Interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described in 1 above.
6. To pay any remaining amount to the Class X, N and R in accordance with the Pooling and Servicing Agreement.

STRUCTURE SUMMARY *(Continued)*

Stepdown Date:

The later to occur of:

(x) the earlier to occur of:

(i) the Distribution Date in March 2006 and

(ii) the Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates is zero, and

(y) the first Distribution Date on which the Senior Enhancement Percentage equals twice its initial amount.

Trigger Event [Pending Rating Agency Approval]:

On a Distribution Date, a Trigger Event will have occurred if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Collection Period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date.

Distribution Date Percentage	Percentage
March 2006 to February 2007	[3.00]%
March 2007 to February 2008	[4.25]%
March 2008 to February 2009	[5.00]%
March 2009 and thereafter	[5.25]%

(ii) If the three-month rolling average of 60+ Day Delinquent Loans equals or exceeds [55%] of the Senior Enhancement Percentage.

60+ Day Delinquent Loan:

Each Mortgage Loan with respect to which any portion of a Monthly Payment is, as of the last day of the prior Collection Period, two months or more past due, each Mortgage Loan in foreclosure and all REO Property.

CREDIT ENHANCEMENT SUMMARY

Credit Enhancement:

Credit Enhancement will be provided by:

- ➢ Monthly excess spread
- ➢ Overcollateralization
- ➢ Subordination
  - Class A Certificates are senior to Class M-1, Class M-2, Class B-1, and Class B-2
  - Class M-1 is senior to Class M-2, Class B-1, and Class B-2
  - Class M-2 is senior to Class B-1and Class B-2
  - Class B-1 is senior to Class B-2

Initial Credit Support		On or After Stepdown Date	
Class	Percentage*	Class	Percentage*
A	16.50%	A	33.00%
M-1	10.75%	M-1	21.50%
M-2	5.50%	M-2	11.00%
B-1	2.50%	B-1	5.00%
B-2	1.75%	B-2	3.50%

**Approximate*

Overcollateralization:

If the total principal balance of the mortgage loans in the Trust exceed the total principal amount of the offered certificates, there is overcollateralization available to absorb losses on the mortgage loans before such losses affect the certificates. On the closing date, the total initial principal balance of the mortgage loans will equal approximately$277,979,780, while the total initial principal amount of the certificates is only $273,115,000. This results in overcollateralization equal to approximately 1.75% of the total initial principal balance of the mortgage loans. If the level of overcollateralization falls below what is required under the pooling and servicing agreement, the excess interest will be paid to the offered certificates as principal. This will have the effect of reducing the principal balance of the certificates faster than the principal balance of the mortgage loans until the required level of overcollateralization is reached.

Overcollateralization Deficiency:

As of any Distribution Date, the excess, if any, of:

(x) the Targeted Overcollateralization Amount for such Distribution Date over

(y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date.

CREDIT ENHANCEMENT SUMMARY *(Continued)*

Targeted Overcollateralization Amount:

As of any Distribution Date:

(x) prior to the Stepdown Date, approximately 1.75% of the initial balance of the mortgage loans, and

(y) on and after the Stepdown Date, the lesser of:

(i) 1.75% of the initial balance of the Mortgage Loans, and

(ii) the greater of:

(a) approximately 3.50% of the balance of the Mortgage Loans as of the last day of the related Collection Period and

(b) approximately 0.50% of the initial balance of the Mortgage Loans.

Targeted Overcollateralization Stepdown:

On and after the Stepdown Date and assuming that a Trigger Event is not in effect, the Targeted Overcollateralization Amount may be permitted to decrease or "Stepdown."

If the Targeted Overcollateralization Amount is permitted to "Stepdown" on a Distribution Date, the Pooling and Servicing Agreement permits a portion of the Principal Distribution Amount for such Distribution Date NOT to be passed through as a distribution of principal on the Offered Certificates.

- This has the effect of decelerating the amortization of the Certificates relative to the Pool Balance, thereby reducing the actual level of the Overcollateralization Amount to the new, lower Targeted Overcollateralization Amount.
- This portion of the Group 1 and Group 2 Principal Distribution Amount not distributed as principal on the Certificates therefore releases overcollateralization from the Trust. The amount of such releases are the "Overcollateralization Release Amounts."

Overcollateralization Release Amount:

With respect to any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, the lesser of:

(x) the Principal Remittance Amount for such Distribution Date and

(y) the excess, if any, of:

(i) the Overcollateralization Amount for such Distribution Date, assuming that 100% of the Principal Remittance Amount is applied as a principal payment on the Certificates on such Distribution Date, over

(ii) the Targeted Overcollateralization Amount for such Distribution Date

With respect to any Distribution Date on which a Trigger Event is in effect, the Overcollateralization Release Amount will be zero.

Allocation of Losses/ Subordination:

Realized losses on the mortgage loans will be applied:

- First to reduce the excess interest and overcollateralization amount
- Then to the Certificates in the following order of priority:

(i) to the Class B-2 Certificates until such class has been reduced to zero

(ii) to the Class B-1 Certificates until such class has been reduced to zero

(iii) to the Class M-2 Certificates until such class has been reduced to zero

(iv) to the Class M-1 Certificates until such class has been reduced to zero

(v) to the Class A Certificates, *pro rata*, until such classes have been reduced to zero

MORTGAGE POOL SUMMARY (1)

Mortgage Pool: The Mortgage Pool consists of fixed rate and adjustable-rate, conventional, FHA insured (approximately 0.07%), and FHA uninsured (approximately 0.13%) closed end mortgage loans, secured by 1st and 2nd lien, level pay and balloon mortgages on primarily 1-4 family properties.

The Mortgage Pool consists of current mortgage loans and loans that are greater than 30 but less than 59 days past due. (Please see "Collateral Summary" for additional information.)

Prepayment Penalty Terms: Approximately, 43.52% of the mortgage loans by principal balance as of the Cut-off Date require the mortgagor to pay a penalty if the mortgagor prepays the mortgage loan as shown on the table on page 29.

Advances: Subject to certain limitations, the Servicer must advance delinquent payments of principal and interest on the mortgage loans.

The Servicer will NOT make any Advances of principal or interest with respect to:

- Simple Interest Mortgage Loans (approximately 1.97%)

Compensating Interest: The Servicer is obligated to offset any Prepayment Interest Shortfall, on any Distribution Date, with Compensating Interest to the extent of one-half of its Servicing Fee for each Distribution Date.

Arrearages: Past due payments on mortgage loans which were delinquent on or prior to the Cut-off Date

- No arrearages are securitized within this transaction
- In the event that a mortgage loan is liquidated before the related arrearage is reduced to zero, the arrearage, together with reimbursements for advances of principal and interest and servicing advances with respect to such mortgage loan, will reduce the liquidation proceeds available for distribution to certificateholders.

Current Loans: A Mortgage Loan that was not 30 or more days delinquent as of the Cut-off Date.

Special Hazard Loss Allocation: Special Hazard Losses will be allocated as described in the Pooling and Servicing Agreement, except that if such losses, as of any date of determination, exceed the greater of (i) 1.0% of the Pool Balance on such date, (ii) two times the amount of the Principal Balance of the largest Mortgage Loan in the Mortgage Pool and (iii) an amount equal to the aggregate Principal Balances of the Mortgage Loans in the largest zip-code concentration in the State of California, such excess losses will be allocated among all the outstanding classes including the Class N and Class X Certificates pro-rata, based on their respective Certificate Principal Balances. Any allocation of such excess in reduction of a Certificate Principal Balance is referred to as an "Applied Realized Loss Amount." Any such reduction of a Certificate Principal Balance will not be reversed or reinstated. However, on future Distribution Dates, Certificateholders of the related class may receive amounts in respect of prior reductions in the related Certificate Principal Balances. Such subsequent payments will be applied in the reverse of the order set forth above.

Special Hazard Losses: Special Hazard Losses are generally Realized Losses that result from direct physical damage to Mortgaged Properties caused by natural disasters and other hazards which (i) are not traditionally covered by hazard insurance policies (such as earthquakes) and (ii) have been submitted and rejected by the related hazard insurer and any shortfall in insurance proceeds for partial damage due to the application of the co-insurance clauses contained in hazard insurance policies.

(1)The collateral information presented in this Series Term Sheet regarding the Mortgage Pool is as of the Cut-off Date.

MORTGAGE POOL SUMMARY *(Continued)*

Forbearance Plan Mortgage Loan: 0.57% of the mortgage loans are Forbearance Plan Mortgage Loans ("Forbearance Plan Mortgage Loans "). A Forbearance Plan Mortgage Loan is one in which the related mortgagor must make monthly payments ("Modified Scheduled Payments") in an amount at least equal to the sum of (i) the amount of the monthly scheduled payment of principal and interest determined in accordance with such mortgage loan's original amortization schedule ("Regular Scheduled Payments") plus (ii) an additional amount to be applied to pay down the total amount of scheduled monthly payments due thereon on or before the Cut-off Date but not received prior to the Cut-off Date plus the aggregate amount of tax and insurance advances made with respect to such mortgage loan to the extent remaining outstanding as of the Cut-off Date.

Bankruptcy Plan Mortgage Loan: 1.28% of the mortgage loans are Bankruptcy Plan Mortgage Loans ("Bankruptcy Plan Mortgage Loans"). A Bankruptcy Plan Mortgage Loan is one in which the related mortgagor defaulted and, after default, became the subject of a case under either Chapter 7 or 13 of the United States Bankruptcy Code, and, as of the Cut-off Date, had a confirmed bankruptcy plan. Each such bankruptcy plan generally requires the related mortgagor to make Modified Scheduled Payments in an amount at least equal to (i) the Regular Scheduled Payment plus (ii) an additional amount sufficient to pay down overdue amounts resulting from the period of default, generally over a period of three to five years from the commencement of such bankruptcy plan; provided that, certain Chapter 7 loans were not reaffirmed by the related bankruptcy court. Such mortgage loans are non-recourse to the borrower, but in order to prevent foreclosure, the borrower must continue to make regular scheduled payments thereon.

Owner-Financed Mortgage Loans: 2.29% of the mortgage loans are Owner-financed mortgage loans ("Owner-Financed Mortgage Loans"). Owner-financed Mortgage Loans are originated by the individual sellers of the related mortgaged property. The mortgagor under an owner-financed mortgage loan generally does not complete a mortgage loan application and the seller of the related property generally does not verify the income or employment of the related mortgagor. In connection with the acquisition of an Owner-financed Mortgage Loan, the Seller performed the following:

- Obtained and reviewed the credit history and payment history of the mortgagor ;
- Calculated the loan-to-value ratio of the mortgage loan at the time of acquisition for underwriting purposes to determine the mortgagor's equity in the related mortgaged property;
- Conducted a drive-by appraisal of the market value generally within 90 days prior to the Seller's purchase of such mortgage loan;
- In certain instances, the Seller may have used a previous appraisal if it was completed within one year prior to the Seller's purchase, in which case the Seller generally will require the appraiser to recertify the value in such appraisal; and
- May have obtained a drive-by appraisal, generally within three months of acquisition.

High Cost Mortgage Loans: As of the Cut-Off Date, 0.81% of the mortgage loans were High Cost Mortgage Loans. Purchasers or assignees of any High Cost Mortgage Loan, including the trust, could be liable under federal law for all claims and subject to all defenses that the borrower could assert against the originator of a High Cost Mortgage Loan. Remedies available to the borrower include monetary penalties, as well as rescission rights if appropriate disclosures were not given or provided in a timely way as required or the mortgage contains certain prohibited loan provisions.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

EXCESS INTEREST OF POOL (PRELIMINARY AND SUBJECT TO CHANGE AT PRICING)

Period	Collateral Net WAC	ApproximateBond Coupon	Excess Spread	Period	Collateral Net WAC	ApproximateBond Coupon	Excess Spread
1	9.020	2.729	6.291	41	9.925	4.564	5.361
2	9.020	2.904	6.116	42	9.936	4.673	5.264
3	9.021	2.867	6.154	43	9.936	4.675	5.261
4	9.021	2.901	6.120	44	9.972	4.591	5.381
5	9.018	2.869	6.149	45	9.974	4.721	5.254
6	9.018	2.910	6.108	46	10.027	4.643	5.384
7	9.019	2.914	6.104	47	10.035	4.769	5.266
8	9.019	2.902	6.117	48	10.044	4.790	5.254
9	9.019	2.966	6.053	49	10.043	4.490	5.553
10	9.019	2.951	6.068	50	10.068	4.828	5.240
11	9.020	3.022	5.998	51	10.069	4.737	5.332
12	9.020	3.053	5.967	52	10.106	4.862	5.244
13	9.020	2.994	6.026	53	10.111	4.769	5.342
14	8.968	3.148	5.820	54	10.117	4.895	5.222
15	8.968	3.163	5.806	55	10.116	4.911	5.205
16	8.969	3.278	5.690	56	10.136	4.816	5.320
17	8.971	3.294	5.677	57	10.137	4.942	5.195
18	8.972	3.421	5.551	58	10.168	4.846	5.322
19	8.973	3.494	5.479	59	10.172	4.973	5.200
20	9.067	3.509	5.559	60	10.177	4.988	5.189
21	9.077	3.652	5.425	61	10.177	4.777	5.399
22	9.367	3.662	5.705	62	10.194	5.017	5.177
23	9.392	3.796	5.595	63	10.195	4.917	5.278
24	9.408	3.862	5.546	64	10.222	5.045	5.177
25	9.408	3.694	5.714	65	10.226	4.941	5.285
26	9.474	3.991	5.483	66	10.230	5.067	5.163
27	9.478	3.971	5.507	67	10.230	5.079	5.151
28	9.583	4.119	5.463	68	10.244	4.973	5.271
29	9.599	4.093	5.505	69	10.244	5.098	5.147
30	9.624	4.245	5.379	70	10.265	4.991	5.274
31	9.624	4.310	5.314	71	10.268	5.116	5.152
32	9.688	4.277	5.411	72	10.271	5.126	5.146
33	9.692	4.439	5.254	73	10.271	4.777	5.494
34	9.778	4.403	5.376	74	10.283	5.128	5.155
35	9.792	4.559	5.232	75	10.283	5.011	5.272
36	9.806	4.615	5.191	76	10.302	5.128	5.174
37	9.806	4.341	5.464	77	10.305	5.012	5.293
38	9.850	4.720	5.130	78	10.308	5.128	5.180
39	9.852	4.579	5.273	79	10.308	5.128	5.180
40	9.915	4.673	5.242	80	10.403	5.035	5.368

- Net WAC (30/360), Bond WAC (30/360), Excess (30/360)
- Prepayment Assumptions: 26% CPR for the Fixed-Rate Group and 28% CPR for the Adjustable-Rate Group
- Priced to Call
- Bonds pay at 1 Month LIBOR forwards, while Collateral recasts under 6 Month LIBOR forwards (*See Attached LIBOR Curves)*

Pool Cap Table – 1-month LIBOR @ 1.34% for Life;6-month LIBOR @ 1.34% for Life; 6-month CD @ 1.27% for Life; 1-year Treasury @ 1.313% for Life; Prime Rate @ 4.25% for Life

Pd	Class AV-1 Net WAC Cap	Class AV-2 Net WAC Cap	Subordinate Net WAC Cap	Pd	Class AV-1 Net WAC Cap	Class AV-2 Net WAC Cap	Subordinate Net WAC Cap	Pd	Class AV-1 Net WAC Cap	Class AV-2 Net WAC Cap	Subordinate Net WAC Cap	Pd	Class AV-1 Net WAC Cap	Class AV-2 Net WAC Cap	Subordinate Net WAC Cap
1	9.6317	9.0434	10.4077	21	7.8396	7.3457	8.6385	41	8.0604	7.5794	8.9103	61	8.3387	7.8413	9.2284
2	8.0782	7.5848	8.7290	22	8.0955	7.6080	8.9263	42	7.8004	7.3349	8.6223	62	7.8007	7.3354	8.6327
3	8.3475	7.8376	9.0198	23	7.8184	7.3258	8.6305	43	7.8004	7.3350	8.6216	63	8.0608	7.5800	8.9202
4	8.0782	7.5848	8.7288	24	7.8184	7.3257	8.6304	44	8.0605	7.5795	8.9196	64	7.8008	7.3355	8.6321
5	8.3344	7.8377	9.0160	25	8.6561	8.1107	9.5549	45	7.8005	7.3350	8.6353	65	8.0608	7.5800	8.9194
6	8.0656	7.5842	8.7250	26	7.8185	7.3258	8.6302	46	8.0605	7.5795	8.9231	66	7.8008	7.3355	8.6313
7	8.0656	7.5842	8.7249	27	8.0791	7.5700	8.9177	47	7.8005	7.3350	8.6352	67	7.8008	7.3356	8.6309
8	8.3345	7.8371	9.0156	28	7.8185	7.3259	8.6299	48	7.8005	7.3351	8.6352	68	8.0609	7.5801	8.9182
9	8.0643	7.5843	8.7243	29	8.0791	7.5701	8.9175	49	8.6363	8.1210	9.5603	69	7.8008	7.3356	8.6300
10	8.3331	7.8371	9.0150	30	7.8012	7.3259	8.6248	50	7.8005	7.3351	8.6350	70	8.0609	7.5802	8.9172
11	8.0643	7.5843	8.7241	31	7.8013	7.3259	8.6247	51	8.0606	7.5797	8.9228	71	7.8009	7.3357	8.6290
12	8.0644	7.5842	8.7240	32	8.0613	7.5702	8.9120	52	7.8006	7.3352	8.6348	72	7.8009	7.3357	8.6285
13	8.6193	8.1073	9.3252	33	7.8013	7.3252	8.6243	53	8.0606	7.5797	8.9225	73	8.6367	8.1217	9.5524
14	7.8590	7.5842	8.6655	34	8.0603	7.5694	8.9114	54	7.8006	7.3352	8.6346	74	7.8009	7.3357	8.6273
15	8.1210	7.8371	8.9543	35	7.8003	7.3252	8.6238	55	7.8006	7.3352	8.6344	75	8.0610	7.5803	8.9143
16	7.8591	7.5843	8.6653	36	7.8003	7.3347	8.6245	56	8.0607	7.5798	8.9220	76	7.8010	7.3358	8.6261
17	8.1211	7.8183	8.9524	37	8.6361	8.1206	9.5484	57	7.8007	7.3353	8.6340	77	8.0610	7.5804	8.9129
18	7.8591	7.3168	8.6418	38	7.8003	7.3348	8.6241	58	8.0607	7.5798	8.9216	78	7.8010	7.3359	8.6247
19	7.8591	7.3168	8.6417	39	8.0604	7.5793	8.9112	59	7.8007	7.3354	8.6336	79	7.8010	7.3359	8.6240
20	8.1091	7.5607	8.9263	40	7.8004	7.3349	8.6233	60	7.8007	7.3354	8.6333	80	8.0610	7.5804	8.8173

POOL CAP IS THE MAXIMUM COUPON FOR THE BONDS USING THESE ASSUMPTIONS:

- 1-Month LIBOR is 1.34% for Life
- 26% CPR for Life on the Fixed-Rate Collateral and 28% CPR for Life on the Adjustable-Rate Collateral
- Bonds and collateral are adjusted for Actual/360 basis
- Fees include Servicing and Trustee
- To Call

SALOMON SMITH BARNEY
A member of citigroup

Pool Cap Table – 1-month LIBOR @ 20.00% for Life;6-month LIBOR @ 20.00% for Life; 6-month CD @ 20.00% for Life; 1-year Treasury @ 20.00% for Life; Prime Rate @ 20.00% for Life

Pd	Class AV-1 Net WAC Cap	Class AV-2 Net WAC Cap	Subordinate Net WAC Cap	Pd	Class AV-1 Net WAC Cap	Class AV-2 Net WAC Cap	Subordinate Net WAC Cap	Pd	Class AV-1 Net WAC Cap	Class AV-2 Net WAC Cap	Subordinate Net WAC Cap	Pd	Class AV-1 Net WAC Cap	Class AV-2 Net WAC Cap	Subordinate Net WAC Cap
1	9.6317	9.0434	10.4077	21	9.5631	8.4275	9.2223	41	14.3786	13.5174	11.2302	61	15.4024	14.8034	11.7946
2	8.0782	7.5848	8.7290	22	11.1358	9.6795	9.9703	42	13.9511	13.1209	10.8843	62	14.4087	13.8484	11.0342
3	8.3475	7.8376	9.0198	23	10.8964	9.5504	9.6986	43	13.9512	13.1210	10.8873	63	14.8890	14.3100	11.4027
4	8.0782	7.5848	8.7288	24	10.8975	9.8505	9.7249	44	14.4162	13.6558	11.2192	64	14.4087	13.8484	11.0356
5	8.3886	7.8383	9.0314	25	12.0662	10.9061	10.7670	45	13.9541	13.2176	10.8494	65	14.8890	14.3100	11.4042
6	8.1191	7.5860	8.7403	26	11.3622	9.8508	9.8567	46	14.7932	14.0055	11.3447	66	14.4087	13.8484	11.0371
7	8.1191	7.5860	8.7402	27	11.7502	10.2638	10.1951	47	14.3432	13.6327	10.9932	67	14.4086	13.8484	11.0379
8	8.3897	7.8389	9.0315	28	11.9407	10.5264	10.0796	48	14.3790	13.6657	11.0059	68	14.8889	14.3100	11.4068
9	8.1223	7.5860	8.7410	29	12.4224	11.0601	10.4551	49	15.9206	15.1299	12.1853	69	14.4086	13.8484	11.0398
10	8.3931	7.8456	9.0328	30	12.0727	11.0037	10.1584	50	14.3799	13.7598	11.0146	70	14.8889	14.3100	11.4089
11	8.1614	7.5931	8.7525	31	12.0728	11.0039	10.1583	51	14.8592	14.2209	11.3820	71	14.4086	13.8484	11.0420
12	8.1624	7.5932	8.7527	32	12.9332	11.4993	10.6381	52	14.3798	13.7621	11.0149	72	14.4086	13.8484	11.0431
13	8.7284	8.1169	9.3571	33	12.5280	11.2170	10.3059	53	14.8592	14.2209	11.3822	73	15.9523	15.3321	12.2277
14	8.9411	7.5932	8.9737	34	13.5399	12.2110	10.8721	54	14.4072	13.7821	11.0246	74	14.4085	13.8484	11.0457
15	9.2393	7.8463	9.2728	35	13.1808	11.9825	10.5577	55	14.4072	13.7821	11.0248	75	14.8888	14.3100	11.4153
16	8.9415	7.5932	8.9736	36	13.2178	12.2091	10.5878	56	14.8874	14.2962	11.3976	76	14.4085	13.8484	11.0485
17	9.2801	7.9420	9.2925	37	14.6350	13.5174	11.7224	57	14.4084	13.8350	11.0305	77	14.8888	14.3100	11.4183
18	8.9820	8.3226	9.0484	38	13.2939	12.3036	10.6185	58	14.8886	14.2962	11.3986	78	14.4085	13.8484	11.0516
19	8.9822	8.3228	9.0483	39	13.7449	12.7784	10.9816	59	14.4084	13.8351	11.0313	79	14.4084	13.8484	11.0532
20	9.8527	8.6005	9.5121	40	13.8728	12.9597	10.8433	60	14.4084	13.8484	11.0330	80	14.8887	14.3100	11.6430

POOL CAP IS THE MAXIMUM COUPON FOR THE BONDS USING THESE ASSUMPTIONS:

- 1-Month LIBOR is 20.00% for life
- 26% CPR for Life on the Fixed-Rate Collateral and 28% CPR for Life on the Adjustable-Rate Collateral
- Bonds and collateral are adjusted for Actual/360 basis
- Fees include Servicing and Trustee
- To Call

BOND SUMMARY TO CALL

Class AF (CPR)

Fixed **Adjustable**	0% 0%	13.0% 14.0%	**26%** **28%**	39% 42%	52% 56%
WAL (yrs.)	11.35	4.51	**2.40**	1.36	0.89
First Principal Payment	1	1	**1**	1	1
Last Principal Payment	320	151	**80**	53	28
Principal Window (mths.)	320	151	**80**	53	28

Class AV-1 (CPR)

Fixed **Adjustable**	0% 0%	13.0% 14.0%	**26%** **28%**	39% 42%	52% 56%
WAL (yrs.)	18.43	4.71	**2.29**	1.24	0.81
First Principal Payment	1	1	**1**	1	1
Last Principal Payment	320	151	**80**	53	27
Principal Window (mths.)	320	151	**80**	53	27

Class AV-2 (CPR)

Fixed **Adjustable**	0% 0%	13.0% 14.0%	**26%** **28%**	39% 42%	52% 56%
WAL (yrs.)	19.69	4.70	**2.27**	1.24	0.81
First Principal Payment	1	1	**1**	1	1
Last Principal Payment	320	151	**80**	53	27
Principal Window (mths.)	320	151	**80**	53	27

Class M-1 (CPR)

Fixed **Adjustable**	0% 0%	13.0% 14.0%	**26%** **28%**	39% 42%	52% 56%
WAL (yrs.)	20.28	8.48	**4.74**	4.33	2.96
First Principal Payment	182	52	**40**	48	28
Last Principal Payment	320	151	**80**	53	36
Principal Window (mths.)	139	100	**41**	6	9

Class M-2 (CPR)

Fixed **Adjustable**	0% 0%	13.0% 14.0%	**26%** **28%**	39% 42%	52% 56%
WAL (yrs.)	22.06	8.48	**4.67**	3.85	2.95
First Principal Payment	182	52	**38**	41	33
Last Principal Payment	320	151	**80**	53	36
Principal Window (mths.)	139	100	**43**	13	4

BOND SUMMARY TO MATURITY

Class AF (CPR)

Fixed **Adjustable**	0% 0%	13.0% 14.0%	**26%** **28%**	39% 42%	52% 56%
WAL (yrs.)	11.35	4.73	**2.61**	1.50	0.89
First Principal Payment	1	1	**1**	1	1
Last Principal Payment	331	282	**176**	117	28
Principal Window (mths.)	331	282	**176**	117	28

Class AV-1 (CPR)

Fixed **Adjustable**	0% 0%	13.0% 14.0%	**26%** **28%**	39% 42%	52% 56%
WAL (yrs.)	18.65	5.17	**2.52**	1.32	0.81
First Principal Payment	1	1	**1**	1	1
Last Principal Payment	356	301	**178**	114	27
Principal Window (mths.)	356	301	**178**	114	27

Class AV-2 (CPR)

Fixed **Adjustable**	0% 0%	13.0% 14.0%	**26%** **28%**	39% 42%	52% 56%
WAL (yrs.)	20.11	5.13	**2.44**	1.28	0.81
First Principal Payment	1	1	**1**	1	1
Last Principal Payment	350	280	**155**	84	27
Principal Window (mths.)	350	280	**155**	84	27

Class M-1 (CPR)

Fixed **Adjustable**	0% 0%	13.0% 14.0%	**26%** **28%**	39% 42%	52% 56%
WAL (yrs.)	20.55	9.19	**5.21**	4.83	4.45
First Principal Payment	182	52	**40**	48	28
Last Principal Payment	352	270	**147**	93	80
Principal Window (mths.)	171	219	**108**	46	53

Class M-2 (CPR)

Fixed **Adjustable**	0% 0%	13.0% 14.0%	**26%** **28%**	39% 42%	52% 56%
WAL (yrs.)	22.28	9.05	**5.07**	4.09	3.22
First Principal Payment	182	52	**38**	41	33
Last Principal Payment	345	222	**130**	83	58
Principal Window (mths.)	164	171	**93**	43	26

DESCRIPTION OF THE COLLATERAL

TOTAL COLLATERAL

Collateral Summary ***(All numbers are approximate and subject to change)***

Statistics for the adjustable and fixed-rate home equity loans are listed as of the Cut-off Date of February 1, 2003.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	3,727	
Aggregate Current Principal Balance:	$277,979,780	
Current Principal Balance:	$74,585	$325 – $599,250
Original Principal Balance:	$82,489	$3,250 – $599,250
1st Lien:	94.38%	
Gross Coupon:	9.54%	5.00% - 17.93%
Remaining Term (months – Stated):	270	5 – 359
Adjustable Rate Loan Margin: (ARM Only)	6.95%	0.00% – 12.30%
Lifetime Maximum Interest Rate: (ARM Only)	15.27%	10.37% - 21.25%
Lifetime Minimum Interest Rate: (ARM Only)	7.97%	0.00% – 14.75%
Next Interest Rate Change Date: (ARM Only)	August 2004	March 2003 – January 2006
Seasoning (months):	38	1 – 290
Combined LTV:	80.68%	13.66% - 124.80%
Borrower FICO:*	616	407 - 832

* Excludes Zero Values

TOTAL COLLATERAL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 25,000.00	383	$6,960,120.72	2.26%
25,000.01 - 50,000.00	1,063	41,273,157.50	13.42
50,000.01 - 75,000.00	873	54,153,727.25	17.61
75,000.01 - 100,000.00	447	39,087,034.26	12.71
100,000.01 - 125,000.00	331	37,082,685.70	12.06
125,000.01 - 175,000.00	329	47,659,691.92	15.50
175,000.01 - 200,000.00	67	12,710,098.29	4.13
200,000.01 - 225,000.00	54	11,531,663.58	3.75
225,000.01 - 250,000.00	40	9,487,589.19	3.09
250,000.01 - 275,000.00	39	10,162,387.24	3.31
275,000.01 - 299,999.99	17	4,868,450.00	1.58
300,000.00 - 322,700.00	15	4,598,218.20	1.50
322,700.01 - 350,000.00	19	6,303,735.22	2.05
350,000.01 - 375,000.00	14	5,063,500.00	1.65
375,000.01 - 400,000.00	7	2,701,000.00	0.88
400,000.01 - 425,000.00	5	2,051,355.00	0.67
425,000.01 - 450,000.00	4	1,758,200.00	0.57
450,000.01 - 475,000.00	6	2,784,000.00	0.91
475,000.01 - 500,000.00	8	3,942,450.00	1.28
500,000.01 - 525,000.00	2	1,030,800.00	0.34
525,000.01 - 550,000.00	2	1,068,250.00	0.35
550,000.01 - 575,000.00	1	560,000.00	0.18
575,000.01 -1,000,000.00	1	599,250.00	0.19
Total:	**3,727**	**$307,437,364.07**	**100.00%**

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Original Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25,000.00	721	$11,539,419.85	4.15%
25,000.01 - 50,000.00	1,072	39,560,918.65	14.23
50,000.01 - 75,000.00	696	42,670,681.97	15.35
75,000.01 - 100,000.00	396	34,516,986.66	12.42
100,000.01 - 125,000.00	271	30,452,140.20	10.95
125,000.01 - 175,000.00	278	40,346,180.62	14.51
175,000.01 - 200,000.00	70	13,240,286.10	4.76
200,000.01 - 225,000.00	48	10,233,810.47	3.68
225,000.01 - 250,000.00	37	8,731,725.73	3.14
250,000.01 - 275,000.00	37	9,636,017.32	3.47
275,000.01 - 299,999.99	21	6,041,048.85	2.17
300,000.00 - 322,700.00	15	4,649,861.08	1.67
322,700.01 - 350,000.00	17	5,657,511.04	2.04
350,000.01 - 375,000.00	13	4,705,835.08	1.69
375,000.01 - 400,000.00	7	2,693,658.24	0.97
400,000.01 - 425,000.00	5	2,048,587.41	0.74
425,000.01 - 450,000.00	4	1,743,033.58	0.63
450,000.01 - 475,000.00	5	2,326,651.03	0.84
475,000.01 - 500,000.00	8	3,931,114.44	1.41
500,000.01 - 525,000.00	2	1,029,701.79	0.37
525,000.01 - 550,000.00	2	1,066,305.35	0.38
550,000.01 - 575,000.00	1	559,054.51	0.20
575,000.01 -1,000,000.00	1	599,250.00	0.22
Total:	**3,727**	**$277,979,779.97**	**100.00%**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
5.000 - 5.499	6	$795,018.75	0.29%
5.500 - 5.999	5	1,129,947.96	0.41
6.000 - 6.499	20	3,416,091.27	1.23
6.500 - 6.999	55	9,977,947.36	3.59
7.000 - 7.499	103	13,655,589.17	4.91
7.500 - 7.999	200	27,640,930.91	9.94
8.000 - 8.499	260	27,270,142.25	9.81
8.500 - 8.999	455	38,905,250.44	14.00
9.000 - 9.499	351	24,988,856.49	8.99
9.500 - 9.999	536	35,136,715.32	12.64
10.000 - 10.499	287	18,387,326.13	6.61
10.500 - 10.999	407	23,121,084.71	8.32
11.000 - 11.499	199	12,842,907.66	4.62
11.500 - 11.999	233	12,268,360.38	4.41
12.000 - 12.499	149	9,259,950.86	3.33
12.500 - 12.999	184	8,456,396.73	3.04
13.000 - 13.499	60	2,503,568.34	0.90
13.500 - 13.999	117	4,323,758.48	1.56
14.000 - 14.499	24	1,146,173.81	0.41
14.500 - 14.999	54	1,983,528.39	0.71
15.000 - 15.499	6	220,289.03	0.08
15.500 - 15.999	10	423,091.93	0.15
16.500 - 16.999	3	71,718.39	0.03
17.000 - 17.499	1	3,487.45	0.00
17.500 - 17.999	2	51,647.76	0.02
Total:	**3,727**	**$277,979,779.97**	**100.00%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
000 - 060	116	$1,470,209.20	0.53%
061 - 096	1,055	44,583,415.23	16.04
097 - 132	282	13,953,864.14	5.02
133 - 168	276	13,603,792.80	4.89
169 - 204	208	7,898,212.01	2.84
205 - 240	196	7,844,847.58	2.82
241 - 276	108	7,067,193.17	2.54
277 - 312	319	25,338,668.77	9.12
313 - 348	91	9,759,258.00	3.51
349 - 360	1,076	146,460,319.07	52.69
Total:	**3,727**	**$277,979,779.97**	**100.00%**

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
000 - 006	1,475	$161,739,087.48	58.18%
007 - 012	26	2,753,979.01	0.99
013 - 018	38	4,370,876.60	1.57
019 - 024	13	1,496,893.79	0.54
025 - 030	15	1,406,211.79	0.51
031 - 036	7	526,397.76	0.19
037 - 042	31	1,896,400.36	0.68
043 - 048	27	1,866,390.46	0.67
049 - 054	17	844,111.56	0.30
055 - 060	102	7,104,227.16	2.56
061+	1,976	93,975,204.00	33.81
Total:	**3,727**	**$277,979,779.97**	**100.00%**

Original Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	43	$942,072.20	0.34%
25.01 - 30.00	20	586,718.90	0.21
30.01 - 35.00	40	1,301,965.49	0.47
35.01 - 40.00	36	1,052,155.90	0.38
40.01 - 45.00	57	2,535,893.29	0.91
45.01 - 50.00	84	3,416,875.88	1.23
50.01 - 55.00	89	5,061,931.88	1.82
55.01 - 60.00	115	6,235,606.03	2.24
60.01 - 65.00	168	10,896,508.19	3.92
65.01 - 70.00	327	19,758,935.64	7.11
70.01 - 75.00	376	28,073,458.00	10.10
75.01 - 80.00	897	75,690,628.54	27.23
80.01 - 85.00	336	31,849,758.49	11.46
85.01 - 90.00	267	30,566,208.20	11.00
90.01 - 95.00	309	28,810,822.01	10.36
95.01 - 100.00	486	27,181,808.48	9.78
100.01 - 105.00	38	2,661,993.72	0.96
105.01 - 110.00	20	749,852.20	0.27
110.01 - 115.00	10	376,762.15	0.14
115.01 - 120.00	5	104,650.97	0.04
120.01 - 124.99	4	125,173.81	0.05
Total:	**3,727**	**$277,979,779.97**	**100.00%**

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Investor	422	$28,598,888.79	10.29%
Primary	3,272	246,374,651.11	88.63
Second Home	33	3,006,240.07	1.08
Total:	**3,727**	**$277,979,779.97**	**100.00%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Single Family	3,092	$228,418,398.39	82.17%
2-4 Family	266	22,578,586.60	8.12
PUD	113	12,584,292.92	4.53
Condo	94	8,219,926.38	2.96
Manufactured Housing	14	674,580.40	0.24
Mobile Home	12	687,335.48	0.25
Multi-Family	8	326,004.70	0.12
Co-op	1	32,348.51	0.01
Townhouse	65	2,756,619.75	0.99
Other	62	1,701,686.84	0.61
Total:	**3,727**	**$277,979,779.97**	**100.00%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Cash-out Refinance	1,736	$142,697,902.26	51.33%
Construction/Perm	1	82,164.72	0.03
Purchase	1,688	110,321,879.51	39.69
Rate-term Refinance	302	24,877,833.48	8.95
Total:	**3,727**	**$277,979,779.97**	**100.00%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alternate	152	$11,045,490.01	3.97%
Full	2,714	173,980,795.54	62.59
Limited	88	8,836,054.88	3.18
Stated Income	459	61,791,646.58	22.23
Streamlined	3	299,589.49	0.11
Not Available	311	22,026,203.47	7.92
Total:	**3,727**	**$277,979,779.97**	**100.00%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Fixed	2,974	$174,813,036.79	62.89%
1 Year Treasury	2	215,156.51	0.08
6 Month LIBOR	747	102,421,491.29	36.84
Prime Rate	1	79,628.54	0.03
WSJ 1 Month LIBOR	2	444,812.21	0.16
Weekly 6 Mo CDs Secondary Mkt	1	5,654.63	0.00
Total:	**3,727**	**$277,979,779.97**	**100.00%**

Risk Grade of Mortgage Loans

Risk Grade	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
A	2,512	$192,264,177.24	69.16%
B	529	39,678,782.51	14.27
C	320	24,150,989.24	8.69
D	366	21,885,830.98	7.87
Total:	**3,727**	**$277,979,779.97**	**100.00%**

Loan Type of Mortgage Loans

Loan Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1_29	2	$84,402.92	0.03%
2_28	681	94,957,432.01	34.16
3_27	33	5,048,878.68	1.82
Balloon	489	31,997,349.77	11.51
CD-6M	1	5,654.63	0.00
Fixed	2,485	142,815,687.02	51.38
LIBOR-6M	33	2,775,589.89	1.00
PRIME	1	79,628.54	0.03
TREAS-1Y	2	215,156.51	0.08
Total:	**3,727**	**$277,979,779.97**	**100.00%**

Geographical Distribution of Mortgage Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alabama	81	$3,482,240.92	1.25%
Alaska	2	44,895.75	0.02
Arizona	72	5,623,576.34	2.02
Arkansas	9	537,891.07	0.19
California	323	53,616,143.21	19.29
Colorado	32	3,008,005.01	1.08
Connecticut	36	3,119,032.39	1.12
Delaware	10	653,740.75	0.24
District of Columbia	2	122,561.72	0.04
Florida	311	20,068,298.09	7.22
Georgia	137	6,235,690.15	2.24
Hawaii	1	133,088.11	0.05
Idaho	12	1,093,610.23	0.39
Illinois	173	13,094,581.74	4.71
Indiana	139	7,352,902.38	2.65
Iowa	26	1,264,011.38	0.45
Kansas	17	1,003,901.49	0.36
Kentucky	21	1,187,986.83	0.43
Louisiana	22	1,469,333.94	0.53
Maine	4	90,406.73	0.03
Maryland	84	5,658,895.60	2.04
Massachusetts	66	5,811,078.55	2.09
Michigan	154	9,614,205.14	3.46
Minnesota	53	4,347,691.34	1.56
Mississippi	9	777,906.88	0.28
Missouri	60	4,116,588.80	1.48
Montana	3	435,109.49	0.16
Nebraska	21	1,184,701.81	0.43
Nevada	44	3,949,645.45	1.42

Geographical Distribution of Mortgage Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
New Hampshire	10	908,960.34	0.33
New Jersey	245	20,581,551.74	7.40
New Mexico	16	1,210,456.01	0.44
New York	314	19,527,663.59	7.02
North Carolina	174	7,415,578.91	2.67
North Dakota	1	13,885.98	0.00
Ohio	198	10,975,952.71	3.95
Oklahoma	19	845,424.04	0.30
Oregon	49	4,131,121.22	1.49
Pennsylvania	176	11,068,550.43	3.98
Rhode Island	26	1,933,070.80	0.70
South Carolina	75	3,352,716.59	1.21
South Dakota	3	174,383.29	0.06
Tennessee	56	3,170,959.39	1.14
Texas	229	15,191,632.24	5.47
Utah	15	1,734,717.08	0.62
Vermont	2	355,257.38	0.13
Virginia	58	4,422,379.16	1.59
Washington	97	9,289,577.76	3.34
West Virginia	2	219,695.71	0.08
Wisconsin	37	2,314,018.45	0.83
Wyoming	1	44,505.86	0.02
Total:	**3,727**	**$277,979,779.97**	**100.00%**

Margins of Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0	1	$5,654.63	0.01%
1.000 - 1.499	1	48,866.54	0.05
2.000 - 2.499	1	79,628.54	0.08
3.000 - 3.499	1	134,529.54	0.13
3.500 - 3.999	2	359,147.97	0.35
4.000 - 4.499	1	80,626.97	0.08
4.500 - 4.999	8	1,254,295.50	1.22
5.000 - 5.499	44	6,191,926.22	6.00
5.500 - 5.999	140	23,964,450.50	23.23
6.000 - 6.499	97	13,391,044.96	12.98
6.500 - 6.999	108	15,506,463.26	15.03
7.000 - 7.499	90	11,846,482.32	11.48
7.500 - 7.999	62	7,306,331.53	7.08
8.000 - 8.499	66	8,642,580.29	8.38
8.500 - 8.999	56	6,899,672.13	6.69
9.000 - 9.499	23	2,183,986.71	2.12
9.500 - 9.999	34	3,541,005.96	3.43
10.000 - 10.499	11	1,043,248.29	1.01
10.500 - 10.999	4	328,823.21	0.32
11.000 - 11.499	2	288,767.15	0.28
12.000 - 12.499	1	69,210.96	0.07
Total:	**753**	**$103,166,743.18**	**100.00%**

Next Rate Change Dates of Mortgage Loans

Next Rate Change Dates (3 month range)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
MAR-2003-MAY-2003	83	$6,845,495.55	6.64%
JUN-2003-AUG-2003	105	8,746,269.42	8.48
SEP-2003-NOV-2003	3	285,132.25	0.28
DEC-2003-FEB-2004	5	915,294.30	0.89
MAR-2004-MAY-2004	1	143,321.92	0.14
JUN-2004-AUG-2004	14	2,015,021.41	1.95
SEP-2004-NOV-2004	368	50,508,969.70	48.96
DEC-2004-FEB-2005	152	30,153,300.53	29.23
SEP-2005-NOV-2005	12	1,523,961.10	1.48
DEC-2005-FEB-2006	10	2,029,977.00	1.97
Total:	**753**	**$103,166,743.18**	**100.00%**

Maximum Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
10.000 - 10.499	2	$409,434.55	0.40%
11.000 - 11.499	2	562,897.33	0.55
11.500 - 11.999	4	1,023,794.10	0.99
12.000 - 12.499	4	935,827.18	0.91
12.500 - 12.999	8	1,803,888.48	1.75
13.000 - 13.499	17	2,878,990.57	2.79
13.500 - 13.999	51	9,420,625.01	9.13
14.000 - 14.499	68	10,340,942.45	10.02
14.500 - 14.999	112	20,318,285.80	19.69
15.000 - 15.499	90	12,609,456.83	12.22
15.500 - 15.999	107	13,875,325.03	13.45
16.000 - 16.499	104	11,564,340.79	11.21
16.500 - 16.999	79	7,970,816.01	7.73
17.000 - 17.499	46	4,886,241.58	4.74
17.500 - 17.999	30	2,423,464.43	2.35
18.000 - 18.499	12	915,004.85	0.89
18.500 - 18.999	4	351,185.59	0.34
19.000+	13	876,222.60	0.85
Total:	**753**	**$103,166,743.18**	**100.00%**

Minimum Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
<= 0.499	1	$5,654.63	0.01%
2.000 - 2.499	1	79,628.54	0.08
3.000 - 3.499	2	296,351.53	0.29
3.500 - 3.999	3	485,323.87	0.47
4.500 - 4.999	3	310,260.40	0.30
5.000 - 5.499	11	1,818,974.83	1.76
5.500 - 5.999	56	12,945,106.37	12.55
6.000 - 6.499	35	6,644,925.56	6.44
6.500 - 6.999	54	9,708,003.80	9.41
7.000 - 7.499	65	9,763,890.71	9.46
7.500 - 7.999	72	11,054,535.07	10.72
8.000 - 8.499	77	10,631,236.00	10.30
8.500 - 8.999	87	11,753,477.43	11.39
9.000 - 9.499	88	9,391,069.87	9.10
9.500 - 9.999	86	8,510,532.07	8.25
10.000 - 10.499	39	3,515,242.04	3.41
10.500 - 10.999	43	4,063,246.97	3.94
11.000 - 11.499	13	929,990.71	0.90
11.500 - 11.999	5	459,666.56	0.45
12.000 - 12.499	4	313,701.93	0.30
12.500 - 12.999	4	179,302.64	0.17
13.000 - 13.499	1	69,210.96	0.07
14.000 - 14.499	2	157,415.21	0.15
14.500 - 14.999	1	79,995.48	0.08
Total:	**753**	**$103,166,743.18**	**100.00%**

Initial Periodic Rate Caps of Mortgage Loans

Initial Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.0	30	$2,777,648.54	2.69%
1.5	148	30,713,785.96	29.77
2.0	68	9,360,139.09	9.07
3.0	506	60,252,607.72	58.40
6.0	1	62,561.87	0.06
Total:	**753**	**$103,166,743.18**	**100.00%**

Subsequent Periodic Rate Caps of Mortgage Loans

Subsequent Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.0	500	$61,649,694.56	59.76%
1.5	205	35,298,991.36	34.22
2.0	48	6,218,057.26	6.03
Total:	**753**	**$103,166,743.18**	**100.00%**

Prepay Penalty Term of Mortgage Loans

Prepay Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0	2,785	$157,015,556.56	56.48%
3	1	86,450.00	0.03
12	50	9,947,116.61	3.58
18	1	109,801.16	0.04
23	2	99,518.26	0.04
24	402	55,313,174.89	19.90
36	383	45,521,902.66	16.38
48	1	58,009.52	0.02
60	100	9,559,198.00	3.44
99	2	269,052.31	0.10
Total:	**3,727**	**$277,979,779.97**	**100.00%**

Lien Position of Mortgage Loans

Lien Position	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1	3,172	$262,364,638.38	94.38%
2	555	15,615,141.59	5.62
Total:	**3,727**	**$277,979,779.97**	**100.00%**

Balloon Flag of Mortgage Loans

Balloon Flag	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
N	3,238	$245,982,430.20	88.49%
Y	489	31,997,349.77	11.51
Total:	**3,727**	**$277,979,779.97**	**100.00%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Not Available	28	$1,318,591.31	0.47%
401 - 425	3	162,924.61	0.06
426 - 450	10	519,848.63	0.19
451 - 475	32	2,131,500.58	0.77
476 - 500	109	7,426,840.54	2.67
501 - 525	216	16,494,764.25	5.93
526 - 550	311	24,240,089.48	8.72
551 - 575	402	32,734,168.19	11.78
576 - 600	456	35,535,870.81	12.78
601 - 625	474	37,967,640.12	13.66
626 - 650	450	35,843,540.06	12.89
651 - 675	374	27,539,894.56	9.91
676 - 700	273	21,592,101.40	7.77
701 - 725	208	14,226,255.95	5.12
726 - 750	158	9,710,790.27	3.49
751 - 775	117	6,066,791.22	2.18
776 - 800	70	3,054,324.20	1.10
801 - 825	33	1,352,428.40	0.49
826+	3	61,415.39	0.02
Total:	**3,727**	**$277,979,779.97**	**100.00%**

Status of Mortgage Loans

Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
30 Days Past Due	478	$23,379,588.99	8.41%
Current	3,249	254,600,190.98	91.59
Total:	**3,727**	**$277,979,779.97**	**100.00%**

DESCRIPTION OF THE COLLATERAL

GROUP I COLLATERAL

Collateral Summary ***(All numbers are approximate and subject to change)***

Statistics for the adjustable and fixed-rate home equity loans are listed as of the Cut-off Date of February 1, 2003.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	663	
Aggregate Current Principal Balance:	$78,971,765	
Current Principal Balance:	$119,113	$7,473 - $412,500
Original Principal Balance:	$120,155	$10,000 - $412,500
1st Lien:	100%	
Gross Coupon:	8.87%	5.36% - 14.25%
Remaining Term (months – Stated):	345	97 - 359
Adjustable Rate Loan Margin: (ARM Only)	7.02%	1.17% - 12.30%
Lifetime Maximum Interest Rate: (ARM Only)	15.41%	10.36% - 20.99%
Lifetime Minimum Interest Rate: (ARM Only)	8.14%	2.00% - 14.25%
Next Interest Rate Change Date: (ARM Only)	August 2004	March 2003 - January 2006
Seasoning (months):	14	1 - 204
Combined LTV:	81.38	16.18 - 100.00
Borrower FICO:*	611	427 - 799

* Excludes Zero Values

GROUP I COLLATERAL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 25,000.00	2	$32,500.00	0.04%
25,000.01 - 50,000.00	69	2,888,765.00	3.63
50,000.01 - 75,000.00	127	8,005,579.85	10.05
75,000.01 - 100,000.00	108	9,520,628.00	11.95
100,000.01 - 125,000.00	107	12,019,721.37	15.09
125,000.01 - 175,000.00	126	18,357,707.66	23.04
175,000.01 - 200,000.00	40	7,597,705.00	9.54
200,000.01 - 225,000.00	26	5,518,210.00	6.93
225,000.01 - 250,000.00	16	3,765,623.00	4.73
250,000.01 - 275,000.00	21	5,500,441.00	6.90
275,000.01 - 299,999.99	9	2,566,250.00	3.22
300,000.00 - 322,700.00	9	2,781,401.20	3.49
322,700.01 - 350,000.00	1	332,000.00	0.42
350,000.01 - 375,000.00	1	364,000.00	0.46
400,000.01 - 425,000.00	1	412,500.00	0.52
Total:	**663**	**$79,663,032.08**	**100.00%**

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25,000.00	6	$122,666.35	0.16%
25,000.01 - 50,000.00	66	2,747,950.09	3.48
50,000.01 - 75,000.00	129	8,061,961.71	10.21
75,000.01 - 100,000.00	110	9,666,853.36	12.24
100,000.01 - 125,000.00	106	11,877,824.81	15.04
125,000.01 - 175,000.00	123	17,925,738.76	22.70
175,000.01 - 200,000.00	40	7,590,506.24	9.61
200,000.01 - 225,000.00	25	5,302,474.94	6.71
225,000.01 - 250,000.00	17	3,991,619.73	5.05
250,000.01 - 275,000.00	20	5,238,754.68	6.63
275,000.01 - 299,999.99	11	3,158,926.56	4.00
300,000.00 - 322,700.00	7	2,177,987.85	2.76
322,700.01 - 350,000.00	1	332,000.00	0.42
350,000.01 - 375,000.00	1	364,000.00	0.46
400,000.01 - 425,000.00	1	412,500.00	0.52
Total:	**663**	**$78,971,765.08**	**100.00%**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
5.000 - 5.499	4	$623,784.06	0.79%
5.500 - 5.999	2	304,750.00	0.39
6.000 - 6.499	8	1,227,336.25	1.55
6.500 - 6.999	20	2,706,186.49	3.43
7.000 - 7.499	38	5,119,413.34	6.48
7.500 - 7.999	81	12,198,259.71	15.45
8.000 - 8.499	80	10,464,295.18	13.25
8.500 - 8.999	99	13,113,940.94	16.61
9.000 - 9.499	83	8,637,970.33	10.94
9.500 - 9.999	100	10,537,123.59	13.34
10.000 - 10.499	51	5,328,940.63	6.75
10.500 - 10.999	51	5,145,925.54	6.52
11.000 - 11.499	20	1,575,012.13	1.99
11.500 - 11.999	11	852,948.66	1.08
12.000 - 12.499	6	508,757.41	0.64
12.500 - 12.999	6	400,494.65	0.51
13.000 - 13.499	1	69,210.96	0.09
14.000 - 14.499	2	157,415.21	0.20
Total:	**663**	**$78,971,765.08**	**100.00%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
061 - 120	2	$39,916.54	0.05%
121 - 180	1	79,628.54	0.10
181 - 240	1	134,529.54	0.17
241 - 300	103	8,333,029.16	10.55
301 - 359	556	70,384,661.30	89.13
Total:	**663**	**$78,971,765.08**	**100.00%**

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
000 - 006	471	$62,388,364.82	79.00%
007 - 012	5	1,008,778.58	1.28
013 - 018	6	700,102.15	0.89
019 - 024	1	265,788.48	0.34
025 - 030	3	231,447.37	0.29
031 - 036	3	221,044.65	0.28
037 - 042	5	627,935.45	0.80
043 - 048	4	292,604.18	0.37
049 - 054	3	276,417.74	0.35
055 - 060	56	4,506,707.42	5.71
061+	106	8,452,574.24	10.70
Total:	**663**	**$78,971,765.08**	**100.00%**

Original Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	1	$52,824.83	0.07%
25.01 - 30.00	1	7,473.92	0.01
30.01 - 35.00	4	225,981.37	0.29
40.01 - 45.00	5	670,475.38	0.85
45.01 - 50.00	6	516,546.12	0.65
50.01 - 55.00	5	768,329.36	0.97
55.01 - 60.00	15	1,499,181.24	1.90
60.01 - 65.00	19	2,758,439.11	3.49
65.01 - 70.00	39	3,780,498.32	4.79
70.01 - 75.00	61	7,594,932.84	9.62
75.01 - 80.00	243	26,588,538.43	33.67
80.01 - 85.00	87	11,195,217.73	14.18
85.01 - 90.00	91	12,256,176.49	15.52
90.01 - 95.00	58	7,343,492.44	9.30
95.01 - 100.00	28	3,713,657.50	4.70
Total:	**663**	**$78,971,765.08**	**100.00%**

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Investor	109	$11,199,908.26	14.18%
Primary	544	66,284,639.60	83.93
Second Home	10	1,487,217.22	1.88
Total:	**663**	**$78,971,765.08**	**100.00%**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Single Family	535	$61,193,903.88	77.49%
2-4 Family	48	7,317,269.87	9.27
Co-op	1	32,348.51	0.04
Condo	32	3,766,582.65	4.77
Manufactured Housing	2	143,611.22	0.18
Mobile Home	1	115,840.09	0.15
PUD	40	6,137,920.20	7.77
Townhouse	3	184,660.12	0.23
Other	1	79,628.54	0.10
Total:	**663**	**$78,971,765.08**	**100.00%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Cash-out Refinance	288	$37,190,257.90	47.09%
Purchase	314	35,176,867.65	44.54
Rate-term Refinance	61	6,604,639.53	8.36
Total:	**663**	**$78,971,765.08**	**100.00%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alternate	21	$1,946,908.21	2.47%
Full	358	39,118,288.59	49.53
Limited	25	2,573,999.09	3.26
Not Available	45	5,320,872.89	6.74
Stated Income	213	29,943,574.84	37.92
Streamlined	1	68,121.46	0.09
Total:	**663**	**$78,971,765.08**	**100.00%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1 Year Treasury	1	$134,529.54	0.17%
6 Month LIBOR	660	78,637,794.79	99.58
Prime Rate	1	79,628.54	0.10
WSJ 1 Month LIBOR	1	119,812.21	0.15
Total:	**663**	**$78,971,765.08**	**100.00%**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Risk Grade of Mortgage Loans

Risk Grade	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
A	466	$55,640,316.66	70.46%
B	106	12,378,382.02	15.67
C	54	6,822,915.69	8.64
D	37	4,130,150.71	5.23
Total:	**663**	**$78,971,765.08**	**100.00%**

Loan Type of Mortgage Loans

Loan Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1_29	2	$84,402.92	0.11%
2_28	601	72,964,026.59	92.39
3_27	26	2,948,799.56	3.73
LIBOR-6M	32	2,760,377.93	3.50
PRIME	1	79,628.54	0.10
TREAS-1Y	1	134,529.54	0.17
Total:	**663**	**$78,971,765.08**	**100.00%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alabama	9	$570,041.96	0.72%
Arizona	28	2,940,110.48	3.72
Arkansas	1	46,201.79	0.06
California	117	19,800,241.96	25.07
Colorado	10	1,678,566.69	2.13
Connecticut	4	507,521.27	0.64
District of Columbia	1	51,459.14	0.07
Florida	47	4,816,361.19	6.10
Georgia	5	388,821.44	0.49
Idaho	6	468,002.81	0.59
Illinois	41	5,045,759.86	6.39
Indiana	28	1,938,280.58	2.45
Iowa	3	184,038.67	0.23
Kansas	6	353,727.46	0.45
Kentucky	2	174,828.54	0.22
Louisiana	3	382,177.65	0.48
Maryland	5	789,033.66	1.00
Massachusetts	15	2,599,740.75	3.29
Michigan	35	3,760,618.22	4.76

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Minnesota	12	1,645,870.82	2.08
Mississippi	1	87,261.60	0.11
Missouri	22	2,031,761.40	2.57
Montana	2	230,277.57	0.29
Nebraska	7	639,666.32	0.81
Nevada	14	2,060,777.54	2.61
New Hampshire	1	166,036.56	0.21
New Jersey	27	4,302,360.09	5.45
New Mexico	2	437,664.89	0.55
New York	7	990,132.39	1.25
North Carolina	13	1,151,254.65	1.46
Ohio	35	2,688,661.46	3.40
Oklahoma	5	283,947.13	0.36
Oregon	27	2,577,612.13	3.26
Pennsylvania	10	982,645.31	1.24
Rhode Island	4	452,958.22	0.57
South Carolina	2	102,919.41	0.13
Tennessee	9	857,846.32	1.09
Texas	49	4,888,338.46	6.19
Utah	8	1,077,737.96	1.36
Virginia	6	762,839.72	0.97
Washington	24	3,302,131.62	4.18
West Virginia	1	85,372.55	0.11
Wisconsin	8	625,650.98	0.79
Wyoming	1	44,505.86	0.06
Total:	**663**	**$78,971,765.08**	**100.00%**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Margins of Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.000 - 1.499	1	$48,866.54	0.06%
2.000 - 2.499	1	79,628.54	0.10
3.000 - 3.499	1	134,529.54	0.17
3.500 - 3.999	2	359,147.97	0.45
4.500 - 4.999	7	910,044.45	1.15
5.000 - 5.499	42	5,240,704.43	6.64
5.500 - 5.999	116	15,191,733.57	19.24
6.000 - 6.499	86	9,624,589.75	12.19
6.500 - 6.999	96	11,948,875.54	15.13
7.000 - 7.499	84	10,548,976.25	13.36
7.500 - 7.999	58	6,351,391.71	8.04
8.000 - 8.499	57	6,948,261.54	8.80
8.500 - 8.999	46	5,141,380.00	6.51
9.000 - 9.499	21	2,050,160.53	2.60
9.500 - 9.999	30	3,082,583.63	3.90
10.000 - 10.499	9	761,783.09	0.96
10.500 - 10.999	4	328,823.21	0.42
11.000 - 11.499	1	151,073.83	0.19
12.000 - 12.499	1	69,210.96	0.09
Total:	**663**	**$78,971,765.08**	**100.00%**

Next Rate Change Dates of Mortgage Loans

Next Rate Change Dates (3 month range)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
MAR-2003-MAY-2003	80	$6,288,868.74	7.96%
JUN-2003-AUG-2003	98	8,105,704.23	10.26
SEP-2003-NOV-2003	2	204,505.28	0.26
DEC-2003-FEB-2004	3	281,820.61	0.36
MAR-2004-MAY-2004	1	143,321.92	0.18
JUN-2004-AUG-2004	12	1,782,891.80	2.26
SEP-2004-NOV-2004	324	40,142,429.85	50.83
DEC-2004-FEB-2005	126	20,075,411.16	25.42
SEP-2005-NOV-2005	10	1,092,834.49	1.38
DEC-2005-FEB-2006	7	853,977.00	1.08
Total:	**663**	**$78,971,765.08**	**100.00%**

Maximum Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
10.000 - 10.499	2	$409,434.55	0.52%
11.000 - 11.499	1	79,819.97	0.10
11.500 - 11.999	3	464,739.59	0.59
12.000 - 12.499	3	404,765.25	0.51
12.500 - 12.999	5	743,807.48	0.94
13.000 - 13.499	15	2,382,639.51	3.02
13.500 - 13.999	43	6,676,090.04	8.45
14.000 - 14.499	62	8,280,016.03	10.48
14.500 - 14.999	91	13,339,843.91	16.89
15.000 - 15.499	77	9,467,591.52	11.99
15.500 - 15.999	95	11,063,992.40	14.01
16.000 - 16.499	96	9,691,120.77	12.27
16.500 - 16.999	74	7,148,478.02	9.05
17.000 - 17.499	43	4,686,467.43	5.93
17.500 - 17.999	28	2,257,332.97	2.86
18.000 - 18.499	12	915,004.85	1.16
18.500 - 18.999	3	307,741.62	0.39
19.000+	10	652,879.17	0.83
Total:	**663**	**$78,971,765.08**	**100.00%**

Minimum Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2.000 - 2.499	1	$79,628.54	0.10%
3.000 - 3.499	2	296,351.53	0.38
3.500 - 3.999	3	485,323.87	0.61
4.500 - 4.999	3	310,260.40	0.39
5.000 - 5.499	10	1,259,920.32	1.60
5.500 - 5.999	41	6,754,523.97	8.55
6.000 - 6.499	29	4,495,063.11	5.69
6.500 - 6.999	46	6,802,471.24	8.61
7.000 - 7.499	58	7,730,806.67	9.79
7.500 - 7.999	65	9,070,792.29	11.49
8.000 - 8.499	69	8,650,432.70	10.95
8.500 - 8.999	73	8,669,637.36	10.98
9.000 - 9.499	82	8,286,009.92	10.49
9.500 - 9.999	76	6,958,297.11	8.81
10.000 - 10.499	37	3,330,679.85	4.22
10.500 - 10.999	42	3,878,627.44	4.91
11.000 - 11.499	11	777,085.43	0.98
11.500 - 11.999	5	459,666.56	0.58
12.000 - 12.499	3	270,257.96	0.34
12.500 - 12.999	4	179,302.64	0.23
13.000 - 13.499	1	69,210.96	0.09
14.000 - 14.499	2	157,415.21	0.20
Total:	**663**	**$78,971,765.08**	**100.00%**

Initial Periodic Rate Caps of Mortgage Loans

Initial Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.0	28	$2,612,607.52	3.31%
1.5	116	18,354,560.39	23.24
2.0	60	7,470,639.36	9.46
3.0	458	50,471,395.94	63.91
6.0	1	62,561.87	0.08
Total:	**663**	**$78,971,765.08**	**100.00%**

Subsequent Periodic Rate Caps of Mortgage Loans

Subsequent Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.0	451	$51,380,215.39	65.06%
1.5	172	22,852,049.27	28.94
2.0	40	4,739,500.42	6.00
Total:	**663**	**$78,971,765.08**	**100.00%**

Prepay Term of Mortgage Loans

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0	268	$26,504,866.22	33.56%
12	15	2,832,274.76	3.59
18	1	109,801.16	0.14
23	1	45,937.94	0.06
24	301	40,150,223.69	50.84
36	77	9,328,661.31	11.81
Total:	**663**	**$78,971,765.08**	**100.00%**

Lien Position of Mortgage Loans

Lien Position	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1	663	$78,971,765.08	100.00%
Total:	**663**	**$78,971,765.08**	**100.00%**

Balloon Flag of Mortgage Loans

Balloon Flag	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
N	663	$78,971,765.08	100.00%
Total:	**663**	**$78,971,765.08**	**100.00%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
426 - 450	2	$104,543.28	0.13%
451 - 475	3	314,883.82	0.40
476 - 500	16	1,496,879.90	1.90
501 - 525	43	4,693,369.64	5.94
526 - 550	54	6,663,761.57	8.44
551 - 575	79	10,309,355.78	13.05
576 - 600	98	11,005,716.12	13.94
601 - 625	97	12,080,347.84	15.30
626 - 650	100	12,660,467.51	16.03
651 - 675	80	8,899,156.69	11.27
676 - 700	42	5,465,609.14	6.92
701 - 725	27	2,771,159.21	3.51
726 - 750	10	976,872.60	1.24
751 - 775	10	1,254,536.58	1.59
776 - 800	2	275,105.40	0.35
Total:	**663**	**$78,971,765.08**	**100.00%**

Status of Mortgage Loans

Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
30 Days Past Due	10	$992,273.29	1.26%
Current	653	77,979,491.79	98.74
Total:	**663**	**$78,971,765.08**	**100.00%**

DESCRIPTION OF THE COLLATERAL

GROUP II-A COLLATERAL

Collateral Summary *(All numbers are approximate and subject to change)*

Statistics for the adjustable and fixed-rate home equity loans are listed as of the Cut-off Date of February 1, 2003.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	2,974	
Aggregate Current Principal Balance:	$174,813,037	
Current Principal Balance:	$58,780	$325 - $535,243
Original Principal Balance:	$68,424	$3,250 - $536,250
1st Lien:	91.07%	
Gross Coupon:	10.01%	5.00% - 17.93%
Remaining Term (months – Stated):	224	5 – 359
Seasoning (months):	53	1 – 290
Combined LTV:	80.32%	13.66% - 124.80%
Borrower FICO:*	618	407 - 832

*Excludes Zero Values

GROUP II-A COLLATERAL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 25,000.00	378	$6,866,961.14	3.37%
25,000.01 - 50,000.00	992	38,291,892.50	18.82
50,000.01 - 75,000.00	740	45,781,097.40	22.50
75,000.01 - 100,000.00	329	28,689,156.51	14.10
100,000.01 - 125,000.00	216	24,205,292.33	11.89
125,000.01 - 175,000.00	196	28,311,291.26	13.91
175,000.01 - 200,000.00	26	4,927,482.29	2.42
200,000.01 - 225,000.00	28	6,013,453.58	2.96
225,000.01 - 250,000.00	21	5,008,866.19	2.46
250,000.01 - 275,000.00	18	4,661,946.24	2.29
275,000.01 - 299,999.99	8	2,302,200.00	1.13
300,000.00 - 322,700.00	6	1,816,817.00	0.89
322,700.01 - 350,000.00	5	1,676,793.22	0.82
350,000.01 - 375,000.00	2	716,250.00	0.35
400,000.01 - 425,000.00	1	403,750.00	0.20
425,000.01 - 450,000.00	3	1,323,200.00	0.65
475,000.01 - 500,000.00	4	1,958,950.00	0.96
525,000.01 - 550,000.00	1	536,250.00	0.26
Total:	**2,974**	**$203,491,649.66**	**100.00%**

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25,000.00	712	$11,371,773.43	6.51%
25,000.01 - 50,000.00	1,004	36,722,126.33	21.01
50,000.01 - 75,000.00	561	34,242,171.13	19.59
75,000.01 - 100,000.00	276	23,982,991.98	13.72
100,000.01 - 125,000.00	157	17,717,793.07	10.14
125,000.01 - 175,000.00	148	21,431,489.75	12.26
175,000.01 - 200,000.00	29	5,465,160.33	3.13
200,000.01 - 225,000.00	23	4,931,335.53	2.82
225,000.01 - 250,000.00	17	4,029,219.25	2.30
250,000.01 - 275,000.00	17	4,397,262.64	2.52
275,000.01 - 299,999.99	10	2,882,122.29	1.65
300,000.00 - 322,700.00	7	2,149,254.84	1.23
322,700.01 - 350,000.00	3	1,012,955.03	0.58
350,000.01 - 375,000.00	2	715,357.79	0.41
400,000.01 - 425,000.00	1	402,330.22	0.23
425,000.01 - 450,000.00	2	874,853.63	0.50
475,000.01 - 500,000.00	4	1,949,596.13	1.12
525,000.01 - 550,000.00	1	535,243.42	0.31
Total:	**2,974**	**$174,813,036.79**	**100.00%**

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
5.000 - 5.499	2	$171,234.69	0.10%
5.500 - 5.999	1	91,788.04	0.05
6.000 - 6.499	10	1,341,008.27	0.77
6.500 - 6.999	28	4,282,662.49	2.45
7.000 - 7.499	60	6,723,014.95	3.85
7.500 - 7.999	104	9,805,002.96	5.61
8.000 - 8.499	173	14,010,272.73	8.01
8.500 - 8.999	341	21,875,981.43	12.51
9.000 - 9.499	259	14,729,047.67	8.43
9.500 - 9.999	429	23,180,779.10	13.26
10.000 - 10.499	232	12,707,881.77	7.27
10.500 - 10.999	351	17,342,310.90	9.92
11.000 - 11.499	175	10,464,582.57	5.99
11.500 - 11.999	219	11,143,369.35	6.37
12.000 - 12.499	140	8,605,249.18	4.92
12.500 - 12.999	178	8,055,902.08	4.61
13.000 - 13.499	58	2,296,664.06	1.31
13.500 - 13.999	117	4,323,758.48	2.47
14.000 - 14.499	22	988,758.60	0.57
14.500 - 14.999	53	1,903,532.91	1.09
15.000 - 15.499	6	220,289.03	0.13
15.500 - 15.999	10	423,091.93	0.24
16.500 - 16.999	3	71,718.39	0.04
17.000 - 17.499	1	3,487.45	0.00
17.500 - 17.999	2	51,647.76	0.03
Total:	**2,974**	**$174,813,036.79**	**100.00%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
000 - 060	115	$1,464,554.57	0.84%
061 - 120	1,171	50,709,377.76	29.01
121 - 180	631	28,392,877.80	16.24
181 - 240	211	8,527,801.58	4.88
241 - 300	226	16,351,091.37	9.35
301 - 360	620	69,367,333.71	39.68
Total:	**2,974**	**$174,813,036.79**	**100.00%**

Seasoning

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
000 - 006	930	$77,724,415.59	44.46%
007 - 012	20	1,580,774.57	0.90
013 - 018	28	2,544,348.25	1.46
019 - 024	12	1,231,105.31	0.70
025 - 030	11	1,094,761.53	0.63
031 - 036	4	305,353.11	0.17
037 - 042	25	1,187,837.94	0.68
043 - 048	21	1,145,913.16	0.66
049 - 054	14	567,693.82	0.32
055 - 060	45	2,509,803.22	1.44
061+	1,864	84,921,030.29	48.58
Total:	**2,974**	**$174,813,036.79**	**100.00%**

Original Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	42	$889,247.37	0.51%
25.01 - 30.00	19	579,244.98	0.33
30.01 - 35.00	36	1,075,984.12	0.62
35.01 - 40.00	36	1,052,155.90	0.60
40.01 - 45.00	51	1,841,304.43	1.05
45.01 - 50.00	77	2,526,032.71	1.44
50.01 - 55.00	83	3,793,955.42	2.17
55.01 - 60.00	98	3,942,423.86	2.26
60.01 - 65.00	145	6,932,893.65	3.97
65.01 - 70.00	283	14,633,805.71	8.37
70.01 - 75.00	306	17,840,990.92	10.21
75.01 - 80.00	634	41,640,568.00	23.82
80.01 - 85.00	240	17,862,214.52	10.22
85.01 - 90.00	171	16,829,628.82	9.63
90.01 - 95.00	225	17,353,219.82	9.93
95.01 - 100.00	453	22,492,030.65	12.87
100.01 - 105.00	36	2,170,896.78	1.24
105.01 - 110.00	20	749,852.20	0.43
110.01 - 115.00	10	376,762.15	0.22
115.01 - 120.00	5	104,650.97	0.06
120.01 - 124.99	4	125,173.81	0.07
Total:	**2,974**	**$174,813,036.79**	**100.00%**

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Investor	296	$14,112,447.87	8.07%
Primary	2,655	159,181,566.07	91.06
Second Home	23	1,519,022.85	0.87
Total:	**2,974**	**$174,813,036.79**	**100.00%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Single Family	2,487	$147,273,760.86	84.25%
2-4 Family	212	14,527,764.19	8.31
PUD	66	3,929,652.74	2.25
Condo	58	3,889,904.45	2.22
Townhouse	61	2,227,708.58	1.27
Mobile Home	11	571,495.39	0.33
Manufactured Housing	12	530,969.18	0.30
Multi-Family	8	326,004.70	0.19
Other	59	1,535,776.70	0.87
Total:	**2,974**	**$174,813,036.79**	**100.00%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Cash-out Refinance	1,406	$91,615,180.40	52.41%
Construction/Perm	1	82,164.72	0.05
Purchase	1,331	66,622,545.46	38.11
Rate-term Refinance	236	16,493,146.21	9.43
Total:	**2,974**	**$174,813,036.79**	**100.00%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alternate	128	$8,665,054.05	4.96%
Full	2,319	126,302,129.71	72.25
Limited	59	4,747,934.28	2.72
Not Available	262	16,104,237.69	9.21
Stated Income	204	18,762,213.03	10.73
Streamlined	2	231,468.03	0.13
Total:	**2,974**	**$174,813,036.79**	**100.00%**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Risk Grade of Mortgage Loans

Risk Grade	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
A	1,984	$120,611,053.26	68.99%
B	405	21,908,415.22	12.53
C	259	15,405,899.67	8.81
D	326	16,887,668.64	9.66
Total:	**2,974**	**$174,813,036.79**	**100.00%**

Geographical Distribution of Mortgage Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alabama	71	$2,906,544.33	1.66%
Alaska	2	44,895.75	0.03
Arizona	40	2,331,700.79	1.33
Arkansas	8	491,689.28	0.28
California	164	18,492,568.36	10.58
Colorado	21	947,508.62	0.54
Connecticut	32	2,611,511.12	1.49
Delaware	10	653,740.75	0.37
District of Columbia	1	71,102.58	0.04
Florida	262	14,740,054.49	8.43
Georgia	131	5,748,977.46	3.29
Hawaii	1	133,088.11	0.08
Idaho	6	625,607.42	0.36
Illinois	124	6,141,403.84	3.51
Indiana	111	5,414,621.80	3.10
Iowa	23	1,079,972.71	0.62
Kansas	11	650,174.03	0.37
Kentucky	19	1,013,158.29	0.58
Louisiana	19	1,087,156.29	0.62
Maine	4	90,406.73	0.05
Maryland	78	4,720,032.88	2.70
Massachusetts	51	3,211,337.80	1.84
Michigan	116	5,676,316.77	3.25
Minnesota	41	2,701,820.52	1.55
Mississippi	8	690,645.28	0.40
Missouri	37	1,841,081.37	1.05
Montana	1	204,831.92	0.12
Nebraska	14	545,035.49	0.31
Nevada	29	1,763,688.41	1.01
New Hampshire	8	633,212.49	0.36
New Jersey	212	14,720,208.43	8.42
New Mexico	14	772,791.12	0.44
New York	307	18,537,531.20	10.60
North Carolina	160	6,161,837.00	3.52
North Dakota	1	13,885.98	0.01

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Geographical Distribution of Mortgage Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Ohio	159	7,917,542.70	4.53
Oklahoma	14	561,476.91	0.32
Oregon	21	1,465,792.57	0.84
Pennsylvania	165	10,034,693.97	5.74
Rhode Island	22	1,480,112.58	0.85
South Carolina	72	3,166,241.81	1.81
South Dakota	3	174,383.29	0.10
Tennessee	45	2,142,957.18	1.23
Texas	177	9,341,539.73	5.34
Utah	7	656,979.12	0.38
Vermont	2	355,257.38	0.20
Virginia	52	3,659,539.44	2.09
Washington	70	5,001,333.49	2.86
West Virginia	1	134,323.16	0.08
Wisconsin	27	1,250,724.05	0.72
Total:	**2,974**	**$174,813,036.79**	**100.00%**

Prepay Penalty Term of Mortgage Loans

Prepay Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0	2,490	$124,500,394.14	71.22%
3	1	86,450.00	0.05
12	29	5,058,336.85	2.89
23	1	53,580.32	0.03
24	64	3,100,275.76	1.77
36	294	33,183,335.18	18.98
48	1	58,009.52	0.03
60	92	8,503,602.71	4.86
61+	2	269,052.31	0.15
Total:	**2,974**	**$174,813,036.79**	**100.00%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Not Available	28	$1,318,591.31	0.75%
401 - 425	3	162,924.61	0.09
426 - 450	8	415,305.35	0.24
451 - 475	29	1,816,616.76	1.04
476 - 500	90	5,062,069.40	2.90
501 - 525	172	11,757,950.64	6.73
526 - 550	249	15,380,104.64	8.80
551 - 575	313	19,509,361.43	11.16
576 - 600	345	21,427,865.73	12.26
601 - 625	359	22,072,138.21	12.63
626 - 650	340	20,028,998.66	11.46
651 - 675	285	15,800,076.41	9.04
676 - 700	219	12,633,117.25	7.23
701 - 725	176	10,070,611.19	5.76
726 - 750	147	8,351,987.97	4.78
751 - 775	107	4,812,254.64	2.75
776 - 800	68	2,779,218.80	1.59
801 - 825	33	1,352,428.40	0.77
826+	3	61,415.39	0.04
Total:	**2,974**	**$174,813,036.79**	**100.00%**

Lien Position of Mortgage Loans

Lien Position	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1	2,419	$159,197,895.20	91.07%
2	555	15,615,141.59	8.93
Total:	**2,974**	**$174,813,036.79**	**100.00%**

Balloon Flag of Mortgage Loans

Balloon Flag	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
No	2,485	$142,815,687.02	81.70%
Yes	489	31,997,349.77	18.30
Total:	**2,974**	**$174,813,036.79**	**100.00%**

Status of Mortgage Loans

Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
30 Days Past Due	464	$22,162,987.89	12.68%
Current	2,510	152,650,048.90	87.32
Total:	**2,974**	**$174,813,036.79**	**100.00%**

SALOMON SMITH BARNEY
A member of citigroup

DESCRIPTION OF THE COLLATERAL

GROUP II-B COLLATERAL

Collateral Summary ***(All numbers are approximate and subject to change)***

Statistics for the adjustable and fixed-rate home equity loans are listed as of the Cut-off Date of February 1, 2003.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	90	
Aggregate Current Principal Balance:	$24,194,978	
Current Principal Balance:	$268,833	$5,655 - $599,250
Original Principal Balance:	$269,808	$15,500 - $599,250
1st Lien:	100%	
Gross Coupon:	8.36%	5.95% - 14.75%
Remaining Term (months – Stated):	354	39 - 359
Adjustable Rate Loan Margin: (ARM Only)	6.74%	0.00% - 11.25%
Lifetime Maximum Interest Rate: (ARM Only)	14.83%	11.24% - 21.25%
Lifetime Minimum Interest Rate: (ARM Only)	7.42%	0.00% - 14.75%
Next Interest Rate Change Date: (ARM Only)	November 2004	April 2003 – January 2006
Seasoning (months):	6	1 - 151
Combined LTV:	80.93%	43.10% - 101.85%
Borrower FICO:*	621	485 - 750

* Excludes Zero Values

GROUP II-B COLLATERAL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 25,000.00	3	$60,659.58	0.25%
25,000.01 - 50,000.00	2	92,500.00	0.38
50,000.01 - 75,000.00	6	367,050.00	1.51
75,000.01 - 100,000.00	10	877,249.75	3.61
100,000.01 - 125,000.00	8	857,672.00	3.53
125,000.01 - 175,000.00	7	990,693.00	4.08
175,000.01 - 200,000.00	1	184,911.00	0.76
225,000.01 - 250,000.00	3	713,100.00	2.94
322,700.01 - 350,000.00	13	4,294,942.00	17.69
350,000.01 - 375,000.00	11	3,983,250.00	16.40
375,000.01 - 400,000.00	7	2,701,000.00	11.12
400,000.01 - 425,000.00	3	1,235,105.00	5.09
425,000.01 - 450,000.00	1	435,000.00	1.79
450,000.01 - 475,000.00	6	2,784,000.00	11.46
475,000.01 - 500,000.00	4	1,983,500.00	8.17
500,000.01 - 525,000.00	2	1,030,800.00	4.25
525,000.01 - 550,000.00	1	532,000.00	2.19
550,000.01 - 575,000.00	1	560,000.00	2.31
575,000.01 -1,000,000.00	1	599,250.00	2.47
Total:	**90**	**$24,282,682.33**	**100.00%**

SALOMON SMITH BARNEY
A member of citigroup

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25,000.00	3	$44,980.07	0.19%
25,000.01 - 50,000.00	2	90,842.23	0.38
50,000.01 - 75,000.00	6	366,549.13	1.51
75,000.01 - 100,000.00	10	867,141.32	3.58
100,000.01 - 125,000.00	8	856,522.32	3.54
125,000.01 - 175,000.00	7	988,952.11	4.09
175,000.01 - 200,000.00	1	184,619.53	0.76
225,000.01 - 250,000.00	3	710,886.75	2.94
300,000.00 - 322,700.00	1	322,618.39	1.33
322,700.01 - 350,000.00	13	4,312,556.01	17.82
350,000.01 - 375,000.00	10	3,626,477.29	14.99
375,000.01 - 400,000.00	7	2,693,658.24	11.13
400,000.01 - 425,000.00	3	1,233,757.19	5.10
425,000.01 - 450,000.00	2	868,179.95	3.59
450,000.01 - 475,000.00	5	2,326,651.03	9.62
475,000.01 - 500,000.00	4	1,981,518.31	8.19
500,000.01 - 525,000.00	2	1,029,701.79	4.26
525,000.01 - 550,000.00	1	531,061.93	2.19
550,000.01 - 575,000.00	1	559,054.51	2.31
575,000.01 -1,000,000.00	1	599,250.00	2.48
Total:	**90**	**$24,194,978.10**	**100.00%**

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
5.500 - 5.999	2	$733,409.92	3.03%
6.000 - 6.499	2	847,746.75	3.50
6.500 - 6.999	7	2,989,098.38	12.35
7.000 - 7.499	5	1,813,160.88	7.49
7.500 - 7.999	15	5,637,668.24	23.30
8.000 - 8.499	7	2,795,574.34	11.55
8.500 - 8.999	15	3,915,328.07	16.18
9.000 - 9.499	9	1,621,838.49	6.70
9.500 - 9.999	7	1,418,812.63	5.86
10.000 - 10.499	4	350,503.73	1.45
10.500 - 10.999	5	632,848.27	2.62
11.000 - 11.499	4	803,312.96	3.32
11.500 - 11.999	3	272,042.37	1.12
12.000 - 12.499	3	145,944.27	0.60
13.000 - 13.499	1	137,693.32	0.57
14.500 - 14.999	1	79,995.48	0.33
Total:	**90**	**$24,194,978.10**	**100.00%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
000 - 060	1	$5,654.63	0.02%
241 - 300	5	595,944.84	2.46
301 - 359	84	23,593,378.63	97.51
Total:	**90**	**$24,194,978.10**	**100.00%**

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
000 - 006	74	$21,626,307.07	89.38%
007 - 012	1	164,425.86	0.68
013 - 018	4	1,126,426.20	4.66
025 - 030	1	80,002.89	0.33
037 - 042	1	80,626.97	0.33
043 - 048	2	427,873.12	1.77
055 - 060	1	87,716.52	0.36
061+	6	601,599.47	2.49
Total:	**90**	**$24,194,978.10**	**100.00%**

Original Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
40.01 - 45.00	1	$24,113.48	0.10%
45.01 - 50.00	1	374,297.05	1.55
50.01 - 55.00	1	499,647.10	2.07
55.01 - 60.00	2	794,000.93	3.28
60.01 - 65.00	4	1,205,175.43	4.98
65.01 - 70.00	5	1,344,631.61	5.56
70.01 - 75.00	9	2,637,534.24	10.90
75.01 - 80.00	20	7,461,522.11	30.84
80.01 - 85.00	9	2,792,326.24	11.54
85.01 - 90.00	5	1,480,402.89	6.12
90.01 - 95.00	26	4,114,109.75	17.00
95.01 - 100.00	5	976,120.33	4.03
100.01 - 105.00	2	491,096.94	2.03
Total:	**90**	**$24,194,978.10**	**100.00%**

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Investor	17	$3,286,532.66	13.58%
Primary	73	20,908,445.44	86.42
Total:	**90**	**$24,194,978.10**	**100.00%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Single Family	70	$19,950,733.65	82.46%
2-4 Family	6	733,552.54	3.03
Condo	4	563,439.28	2.33
PUD	7	2,516,719.98	10.40
Townhouse	1	344,251.05	1.42
Other	2	86,281.60	0.35
Total:	**90**	**$24,194,978.10**	**100.00%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Cash-out Refinance	42	$13,892,463.96	57.42%
Purchase	43	8,522,466.40	35.22
Rate-term Refinance	5	1,780,047.74	7.36
Total:	**90**	**$24,194,978.10**	**100.00%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alternate	3	$433,527.75	1.79%
Full	37	8,560,377.24	35.38
Limited	4	1,514,121.51	6.26
Not Available	4	601,092.89	2.48
Stated Income	42	13,085,858.71	54.09
Total:	**90**	**$24,194,978.10**	**100.00%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1 Year Treasury	1	$80,626.97	0.33%
6 Month LIBOR	87	23,783,696.50	98.30
WSJ 1 Month LIBOR	1	325,000.00	1.34
Weekly 6 Mo CDs Secondary Mkt	1	5,654.63	0.02
Total:	**90**	**$24,194,978.10**	**100.00%**

Risk Grade of Mortgage Loans

Risk Grade	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
A	62	$16,012,807.32	66.18%
B	18	5,391,985.27	22.29
C	7	1,922,173.88	7.94
D	3	868,011.63	3.59
Total:	**90**	**$24,194,978.10**	**100.00%**

Loan Type of Mortgage Loans

Loan Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2_28	80	$21,993,405.42	90.90%
3_27	7	2,100,079.12	8.68
CD-6M	1	5,654.63	0.02
LIBOR-6M	1	15,211.96	0.06
TREAS-1Y	1	80,626.97	0.33
Total:	**90**	**$24,194,978.10**	**100.00%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alabama	1	$5,654.63	0.02%
Arizona	4	351,765.07	1.45
California	42	15,323,332.89	63.33
Colorado	1	381,929.70	1.58
Florida	2	511,882.41	2.12
Georgia	1	97,891.25	0.40
Illinois	8	1,907,418.04	7.88
Maryland	1	149,829.06	0.62
Michigan	3	177,270.15	0.73
Missouri	1	243,746.03	1.01
Nevada	1	125,179.50	0.52
New Hampshire	1	109,711.29	0.45
New Jersey	6	1,558,983.22	6.44
North Carolina	1	102,487.26	0.42
Ohio	4	369,748.55	1.53
Oregon	1	87,716.52	0.36
Pennsylvania	1	51,211.15	0.21
South Carolina	1	83,555.37	0.35
Tennessee	2	170,155.89	0.70
Texas	3	961,754.05	3.98
Washington	3	986,112.65	4.08
Wisconsin	2	437,643.42	1.81
Total:	**90**	**$24,194,978.10**	**100.00%**

Margins of Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0	1	$5,654.63	0.02%
4.000 - 4.499	1	80,626.97	0.33
4.500 - 4.999	1	344,251.05	1.42
5.000 - 5.499	2	951,221.79	3.93
5.500 - 5.999	24	8,772,716.93	36.26
6.000 - 6.499	11	3,766,455.21	15.57
6.500 - 6.999	12	3,557,587.72	14.70
7.000 - 7.499	6	1,297,506.07	5.36
7.500 - 7.999	4	954,939.82	3.95
8.000 - 8.499	9	1,694,318.75	7.00
8.500 - 8.999	10	1,758,292.13	7.27
9.000 - 9.499	2	133,826.18	0.55
9.500 - 9.999	4	458,422.33	1.89
10.000 - 10.499	2	281,465.20	1.16
11.000 - 11.499	1	137,693.32	0.57
Total:	**90**	**$24,194,978.10**	**100.00%**

Next Rate Change Dates of Mortgage Loans

Next Rate Change Dates (3 month range)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
APR-2003-JUN-2003	6	$1,003,806.34	4.15%
JUL-2003-SEP-2003	4	193,385.66	0.80
OCT-2003-DEC-2003	1	80,626.97	0.33
JAN-2004-MAR-2004	2	633,473.69	2.62
JUL-2004-SEP-2004	10	1,616,507.72	6.68
OCT-2004-DEC-2004	41	11,022,743.16	45.56
JAN-2005-MAR-2005	21	8,037,307.95	33.22
OCT-2005-DEC-2005	2	431,126.61	1.78
JAN-2006-MAR-2006	3	1,176,000.00	4.86
Total:	**90**	**$24,194,978.10**	**100.00%**

Maximum Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
11.000 - 11.499	1	$483,077.36	0.02%
11.500 - 11.999	1	559,054.51	2.31
12.000 - 12.499	1	531,061.93	2.19
12.500 - 12.999	3	1,060,081.00	4.38
13.000 - 13.499	2	496,351.06	2.05
13.500 - 13.999	8	2,744,534.97	11.34
14.000 - 14.499	6	2,060,926.42	8.52
14.500 - 14.999	21	6,978,441.89	28.84
15.000 - 15.499	13	3,141,865.31	12.99
15.500 - 15.999	12	2,811,332.63	11.62
16.000 - 16.499	8	1,873,220.02	7.74
16.500 - 16.999	5	822,337.99	3.40
17.000 - 17.499	3	199,774.15	0.83
17.500 - 17.999	2	166,131.46	0.69
18.500 - 18.999	1	43,443.97	0.18
19.000+	3	223,343.43	0.92
Total:	**90**	**$24,194,978.10**	**100.00%**

Minimum Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
<= 0.499	1	$5,654.63	0.02%
5.000 - 5.499	1	559,054.51	2.31
5.500 - 5.999	15	6,190,582.40	25.59
6.000 - 6.499	6	2,149,862.45	8.89
6.500 - 6.999	8	2,905,532.56	12.01
7.000 - 7.499	7	2,033,084.04	8.40
7.500 - 7.999	7	1,983,742.78	8.20
8.000 - 8.499	8	1,980,803.30	8.19
8.500 - 8.999	14	3,083,840.07	12.75
9.000 - 9.499	6	1,105,059.95	4.57
9.500 - 9.999	10	1,552,234.96	6.42
10.000 - 10.499	2	184,562.19	0.76
10.500 - 10.999	1	184,619.53	0.76
11.000 - 11.499	2	152,905.28	0.63
12.000 - 12.499	1	43,443.97	0.18
14.500 - 14.999	1	79,995.48	0.33
Total:	**90**	**$24,194,978.10**	**100.00%**

Inital Periodic Rate Caps of Mortgage Loans

Initial Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.0	2	$165,041.02	0.68%
1.5	32	12,359,225.57	51.08
2.0	8	1,889,499.73	7.81
3.0	48	9,781,211.78	40.43
Total:	**90**	**$24,194,978.10**	**100.00%**

Subsequent Periodic Rate Caps of Mortgage Loans

Subsequent Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.0	49	$10,269,479.17	42.44%
1.5	33	12,446,942.09	51.44
2.0	8	1,478,556.84	6.11
Total:	**90**	**$24,194,978.10**	**100.00%**

Prepay Term of Mortgage Loans

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0	27	$6,010,296.20	24.84%
12	6	2,056,505.00	8.50
24	37	12,062,675.44	49.86
36	12	3,009,906.17	12.44
60	8	1,055,595.29	4.36
Total:	**90**	**$24,194,978.10**	**100.00%**

Lien Position of Mortgage Loans

Lien Position	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1	90	$24,194,978.10	100.00%
Total:	**90**	**$24,194,978.10**	**100.00%**

Balloon Flag of Mortgage Loans

Balloon Flag	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
N	90	$24,194,978.10	100.00%
Total:	**90**	**$24,194,978.10**	**100.00%**

SALOMON SMITH BARNEY
A member of citigroup

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
476 - 500	3	$867,891.24	3.59%
501 - 525	1	43,443.97	0.18
526 - 550	8	2,196,223.27	9.08
551 - 575	10	2,915,450.98	12.05
576 - 600	13	3,102,288.96	12.82
601 - 625	18	3,815,154.07	15.77
626 - 650	10	3,154,073.89	13.04
651 - 675	9	2,840,661.46	11.74
676 - 700	12	3,493,375.01	14.44
701 - 725	5	1,384,485.55	5.72
726 - 750	1	381,929.70	1.58
Total:	**90**	**$24,194,978.10**	**100.00%**

Status of Mortgage Loans

Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
30 Days Past Due	4	$224,327.81	0.93%
Current	86	23,970,650.29	99.07
Total:	**90**	**$24,194,978.10**	**100.00%**

1-Month LIBOR and 6-Month LIBOR Forward Curves


LIBOR Forward Curves
Rate(%)
6.0
5.0
4.0
3.0
2.0
1.0
0.0
0
10
20
30
40
50
60
70
80
Period
1 Month LIBOR
6 Month LIBOR

Collateral Cuts for Second Liens

FICO Score

Note: Cells in red font are calculations

FICO	Total Balance Amount	%	LTV	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
0 – 499.99	88,470.49	0.57%	> 85.0	0.00	0.00%	44.0541	n/a	489	100.0000	100.0000	100.0000	0.0000
500 – 549.99	1,128,868.78	7.23%	> 85.0	0.00	0.00%	32.3177	n/a	532	95.6659	90.2259	96.6692	43.5977
550 – 574.99	1,550,086.80	9.93%	> 85.0	0.00	0.00%	25.3885	n/a	564	94.7922	96.0584	87.1042	45.0316
575 – 599.99	2,073,464.39	13.28%	> 85.0	0.00	0.00%	24.5909	n/a	589	100.0000	99.3943	88.5719	37.8061
600 – 619.99	2,527,367.43	16.19%	> 90.0	0.00	0.00%	23.0866	n/a	609	98.4014	99.1930	72.3334	33.4598
620 – 649.99	2,932,901.72	18.78%	> 90.0	0.00	0.00%	24.8749	n/a	636	91.9284	95.2241	55.5741	40.7534
650 – 679.99	1,855,692.21	11.88%	> 90.0	139,495.37	0.89%	29.8077	n/a	666	92.5120	98.9121	58.2745	49.3609
680 – 699.99	1,175,161.07	7.53%	> 95.0	0.00	0.00%	27.7707	n/a	690	97.8301	90.0310	44.6907	47.6234
700 - 749.99	1,530,343.31	9.80%	> 95.0	0.00	0.00%	35.4231	n/a	721	90.2302	94.6931	86.8656	62.1356
750 - 799.99	578,903.52	3.71%	> 95.0	0.00	0.00%	33.1143	n/a	770	92.5314	92.5314	81.5421	45.7362
800+	145,169.25	0.93%	> 95.0	0.00	0.00%	45.7282	n/a	818	100.0000	100.0000	100.0000	21.0585
Not Provided	28,712.62	0.18%	> 95.0	0.00	0.00%	48.9700	n/a	**	100.0000	100.0000	100.0000	100.0000
TOTAL POOL	**15,615,141.59**	**100.00%**		**139,495.37**	0.89%	**27.6270**	n/a	632	**95.1074**	**96.1175**	**73.0468**	**43.3270**

Debt To Income (DTI) Ratio

DTI	Total Balance		FICO	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 20.00	n/a	#VALUE!	< 640	n/a	#VALUE!	n/a	n/a	n/a	n/a	n/a	n/a	n/a
20.001 – 25.00	n/a	#VALUE!	< 640	n/a	#VALUE!	n/a	n/a	n/a	n/a	n/a	n/a	n/a
25.001 – 30.00	n/a	#VALUE!	< 650	n/a	#VALUE!	n/a	n/a	n/a	n/a	n/a	n/a	n/a
30.001 – 35.00	n/a	#VALUE!	< 660	n/a	#VALUE!	n/a	n/a	n/a	n/a	n/a	n/a	n/a
35.001 – 40.00	n/a	#VALUE!	< 670	n/a	#VALUE!	n/a	n/a	n/a	n/a	n/a	n/a	n/a
40.001 – 45.00	n/a	#VALUE!	< 680	n/a	#VALUE!	n/a	n/a	n/a	n/a	n/a	n/a	n/a
45.001 – 50.00	n/a	#VALUE!	< 690	n/a	#VALUE!	n/a	n/a	n/a	n/a	n/a	n/a	n/a
50.001 – 55.00	n/a	#VALUE!	< 700	n/a	#VALUE!	n/a	n/a	n/a	n/a	n/a	n/a	n/a
TOTAL POOL	**n/a**	**#VALUE!**		**n/a**	#VALUE!	n/a	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**

Loan To Value (LTV) Ratio

LTV	Total Balance Amount	%	DTI	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 60.00	14,648,954.47	93.81%	> 50	n/a	#VALUE!	24.7872	n/a	629	94.9570	96.6523	71.2690	40.9131
60.01 – 70.00	700,027.10	4.48%	> 50	n/a	#VALUE!	64.3381	n/a	676	96.3950	83.4514	100.0000	72.2940
70.01 – 80.00	126,664.65	0.81%	> 50	n/a	#VALUE!	74.5504	n/a	679	100.0000	100.0000	100.0000	100.0000
95.01 - 100.00	139,495.37	0.89%	> 50	n/a	#VALUE!	99.01	n/a	672	100.0000	100.0000	100.0000	100.0000
TOTAL POOL	**15,615,141.59**	100.00%		**n/a**	**#VALUE!**	**27.627**	**n/a**	**632**	**95.1074**	**96.1175**	**73.0468**	**43.3270**

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance.

Principal Balance

Scheduled Principal Balance	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
0 – $50K	11,345,307.65	72.66%	628	24.8843	n/a	96.6947	96.8933	34.5889	77.0162
$51 – $200K	4,043,054.85	25.89%	647	36.1455	n/a	90.3788	93.7227	64.6683	66.0054
$201 – $250K	226,779.09	1.45%	601	12.9700	n/a	100.0000	100.0000	100.0000	0.0000
TOTAL POOL	**15,615,141.59**	**100.00%**	**632**	**27.6270**	**n/a**	**95.1074**	**96.1175**	**43.3270**	**73.0468**

Principal Balance: Average_________ Min:________________ Max:_________

Documentation Type

Documentation Type	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Full Doc	11,406,353.58	73.05%	627	30.5316	n/a	94.4454	96.9971	43.7324
Alternative	235,512.60	1.51%	642	36.6989	n/a	62.7705	100.0000	92.3851
Stated Doc	2,630,596.30	16.85%	653	18.6274	n/a	99.3157	90.7639	20.2472
Limited Doc	894,681.77	5.73%	627	18.8089	n/a	100.0000	99.0820	71.7054
N/A	447,997.34	2.87%	645	19.3607	n/a	94.4799	97.1964	86.0644
TOTAL POOL	**15,615,141.59**	**100.00%**	**632**	**27.6270**	**n/a**	**95.1074**	**96.1175**	**43.3270**

Property Type

Property Type	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
Single Family	12,710,610.80	81.40%	630	28.9295	n/a	96.9233	45.3774	74.9421
PUD	1,701,518.11	10.90%	634	17.6495	n/a	94.6240	26.1520	57.7226
Townhouse	74,238.31	0.48%	763	61.6051	n/a	100.0000	100.0000	100.0000
2 – 4 Family	741,626.04	4.75%	655	28.9250	n/a	83.3192	52.9601	82.4157
Condo	364,788.01	2.34%	646	19.5937	n/a	100.0000	23.5336	52.2984
Other	22,360.32	0.14%	637	21.6700	n/a	100.0000	0.0000	100.0000
TOTAL POOL	**15,615,141.59**	**100.00%**	**632**	**27.6270**	**n/a**	**96.1175**	**43.3270**	**73.0468**

Primary Mortgage Insurance

Mortgage Insurance	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/MI	0	0.00%	0	0	0	0	0	0	0
Loans >80 LTV w/o MI	15,615,141.59	100.00%	632.3246	27.627	n/a	96.11752	43.327	73.04675	no
TOTAL	**15,615,141.59**	**100.00%**	**632.3246**	**27.627**	**n/a**	**96.11752**	**43.327**	**73.04675**	**no**

Loan Purpose

Loan Purpose	Total Balance Amount	%	WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ
Refinance – Cashout	6,765,571.68	43.33%	638	31.9454	n./a	94.1946	93.2222
Purchase	8,358,754.35	53.53%	627	24.3241	n./a	96.0934	98.7796
Refinance – Rate Term	490,815.56	3.14%	634	24.3495	n./a	90.8977	90.6914
TOTAL POOL	15,615,141.59	100.00%	632	27.6270	n./a	95.1074	96.1175

Fixed Vs. Floating Collateral

Lien Status	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
Fixed	13,144,476.06	84.18%	631	26.7855	n/a	95.1393	95.3878	43.7627	n/a	n/a
Balloon	2,470,665.53	15.82%	641	32.1040	n/a	94.9376	100.0000	41.0088	n/a	n/a
TOTAL	15,615,141.59	100.00%	632	27.6270	n/a	95.1074	96.1175	43.3270	n/a	n/a

Lien Status

Lien Status	Total Balance Amount	%	WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
First Lien	0.00	0.00%	0	0	0	0	0	0
Second Lien	15,615,141.59	100.00%	632	27.6270	n/a	95.1074	96.1175	43.3270
Third Lien	0.00	0.00%	0	0	0	0	0	0
TOTAL POOL	15,615,141.59	100.00%	632.3246	27.627	n/a	95.1074	96.11752	43.327

Occupancy Type

Occupancy Type	Total Balance Amount	%	WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Primary Residence	15,008,886.75	96.12%	632	27.5887	n/a	95.7340	100.0000	42.0219
Second Home	81,162.83	0.52%	684	11.5024	n/a	100.0000	0.0000	38.7838
Investment	525,092.01	3.36%	626	31.2130	n/a	76.4404	0.0000	81.3337
TOTAL POOL	15,615,141.59	100.00%	632	27.6270	n/a	95.1074	96.1175	43.3270

Prepayment Penalty

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	# of Loans	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
0 Months	12,337,598.46	79.01%	468	633	29.7773	n/a	93.9695	95.2278	42.7290
12 Months	105,849.32	0.68%	3	629	21.8774	n/a	100.0000	100.0000	58.4989
23 Months	53,580.32	0.34%	1	686	20.0000	n/a	100.0000	100.0000	0.0000
24 Months	1,706,183.72	10.93%	53	616	18.8437	n/a	100.0000	100.0000	13.6640
36 Months	1,354,735.88	8.68%	28	644	20.5600	n/a	98.5262	98.7096	84.2667
60 Months	57,193.89	0.37%	2	655	10.9823	n/a	100.0000	100.0000	100.0000
TOTAL	15,615,141.59	100.00%	555	632	27.6270	n/a	95.1074	96.1175	43.3270

Section 32 Loans

	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Section 32 Loans	50,267.46	0.32%	614	21.3508	n/a	100.0000	100.0000	100.0000
Total	50,267.46	0.32%	614	21.3508	n/a	100.0000	100.0000	100.0000

GA % and Top 5 States

State	%
Georgia	2.19%
California	15.08%
New York	12.18%
New Jersey	7.85%
Washington	6.34%
Texas	5.93%

Top 5 Originators

Originator	%

Servicer

Servicer	%
Litton	100.00%

STRESS ANALYSIS

Assuming LIBOR Ramp: 1 month LIBOR+300 over 36 months; 100% Loss Severity; 12 month lag for liquidation losses, Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Default Ramp - 0 to 4.5 CDR over 36 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

FICO Score Note: Cells in red font are calculations

Collateral Cuts for Subprime Pool

FICO	Total Balance Amount	%[2]	LTV	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi
FICO NA	1,289,878.69	0.49%	> 65.0	1,015,603.78	0.39%	70.9942	N/A	N/A	88.05979	85.2546	79.6476	30.27809
0 – 499.99	9,750,210.59	3.72%	> 65.0	8,015,826.43	3.06%	79.5095	N/A	479.091	95.00624	84.2251	67.281	62.31237
500 – 549.99	38,367,043.56	14.62%	> 70.0	29,901,757.47	11.40%	79.5234	N/A	528.2707	92.46474	90.6441	68.8421	58.78803
550 – 574.99	32,006,441.28	12.20%	> 70.0	25,530,281.61	9.73%	78.9395	N/A	561.3553	91.37625	90.0578	64.2297	62.84907
575 – 599.99	33,183,500.73	12.65%	> 70.0	28,776,736.43	10.97%	80.012	N/A	587.2512	94.50515	95.2059	63.5223	57.06998
600 – 619.99	25,408,537.17	9.68%	> 70.0	21,048,247.03	8.02%	81.5408	N/A	610.0307	90.44646	92.6102	63.3927	54.23901
620 – 649.99	42,715,479.08	16.28%	> 80.0	19,195,802.67	7.32%	81.7553	N/A	633.5958	89.00114	85.8387	51.7691	52.03801
650 – 679.99	30,802,426.32	11.74%	> 80.0	13,712,792.14	5.23%	81.2579	N/A	663.6866	92.19512	83.417	57.5376	45.58178
680 – 699.99	15,564,382.42	5.93%	> 85.0	6,381,038.99	2.43%	82.4978	N/A	689.1036	91.35555	80.084	54.4208	35.21409
700 – 749.99	22,812,457.56	8.69%	> 85.0	7,211,311.37	2.75%	77.3947	N/A	721.5789	87.11542	86.4452	62.1696	39.15085
750 – 799.99	9,057,918.39	3.45%	> 85.0	1,718,616.96	0.66%	74.1707	N/A	768.18	82.2627	82.7458	79.4289	33.13885
800 +	1,406,362.59	0.54%	> 85.0	121,383.55	0.05%	65.6852	N/A	809.31	78.26389	91.579	81.5546	33.83365
TOTAL	262,364,638.38	100.00%			61.99%	79.9663	N/A	615.4701	90.91254	88.1848	61.9651	51.84178

FICO: Average ________ **Min:** ________ **Max:** ________

Debt To Income (DTI) Ratio

DTI	Total Balance Amount	%[2]	FICO	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi
<= 20	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
20.001 – 25.00	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
25.001 – 30.00	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
30.001 – 35.00	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
35.001 – 40.00	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
40.001 – 45.00	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
45.001 – 50.00	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
50.001 – 55.00	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
55+	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
TOTAL	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

DTI: Average ________ **Min:** ________ **Max:** ________

Loan To Value (LTV) Ratio

LTV	Total Balance Amount	%[2]	DTI	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 60.00	20,276,981.02	7.73%	> 50	0	0.00%	48.5223	N/A	633.7552	83.821	81.9911	70.2316	62.63154
60.01 – 70.00	29,886,093.37	11.39%	> 50	0	0.00%	67.013	N/A	609.0504	86.88085	83.8591	72.3568	63.76945
70.01 – 80.00	102,549,476.77	39.09%	> 50	0	0.00%	77.9851	N/A	615.1325	91.98542	89.2448	64.3137	50.64322
80.01 – 85.00	31,732,010.23	12.09%	> 50	0	0.00%	84.2054	N/A	605.8585	93.15366	90.7219	60.0021	50.44028
85.01 – 90.00	29,827,321.63	11.37%	> 50	0	0.00%	89.3037	N/A	610.6594	91.35441	87.5227	51.6394	57.64631
90.01 – 95.00	26,807,612.61	10.22%	> 50	0	0.00%	94.4622	N/A	626.4193	89.28855	86.1863	42.5385	34.48088
95.01 – 100.00	18,406,543.43	7.02%	> 50	0	0.00%	99.3115	N/A	622.2078	97.81324	95.8312	69.7983	46.42039
100+	2,878,599.32	1.10%	> 50	0	0.00%	104.349	N/A	577.0942	86.21728	87.5747	71.6356	46.34889
TOTAL	262,364,638.38	100.00%		0	0.00%	79.9663	N/A	615.4701	90.91254	88.1848	61.9651	51.84178

LTV: Average ________ **Min:** ________ **Max:** ________

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance - calculated automatically.

Principal Balance

Scheduled Principal Balance	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
0 – $50K	39,755,030.85	15.15%	624.648	71.1995	N/A	89.1122	84.53866	47.78118	80.73651
$51 – $200K	157,183,220.70	59.91%	613.097	81.3968	N/A	91.6328	88.35524	47.5385	66.18705
$200.1 – $250K	18,738,757.11	7.14%	613.783	83.8161	N/A	87.8867	90.6468	62.94987	50.03083
$250.1 – $300K	15,977,066.17	6.09%	614.789	83.766	N/A	83.2654	93.16007	60.73335	52.17539
$300.1 – $400K	17,406,865.44	6.63%	608.505	79.7218	N/A	94.2207	86.44576	70.09181	25.45386
$400.1 – $500K	10,049,386.46	3.83%	619.043	78.9628	N/A	95.8953	91.80821	69.96814	26.98629
$500.1 – $600K	3,254,311.65	1.24%	657.629	81.5553	N/A	100	84.00538	48.08836	48.82004
TOTAL	262,364,638.38	100.00%	615.47	79.9663	N/A	90.9125	88.18481	51.84178	61.96507

Principal Balance: Average ______ **Min:** ______ **Max:** ______

Documentation Type

Doc Type	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Alternate	10,809,977.41	4.12%	606.122	78.8688	N/A	86.6723	81.90181	75.53504
Full	162,574,441.96	61.97%	613.601	78.8193	N/A	91.4604	92.25793	53.94225
Stated Income	59,161,050.28	22.55%	621.296	81.7588	N/A	89.6772	82.39706	52.86474
Limited	7,941,373.11	3.03%	604.94	84.1252	N/A	89.5969	93.66377	63.09192
Missing	8,095,813.74	3.09%	589.655	76.01	N/A	90.2754	58.56996	14.88445
None	13,482,392.39	5.14%	643.22	86.8056	N/A	94.0826	84.30283	17.84906
Streamlined	299,589.49	0.11%	548.627	76.8936	N/A	100	77.26173	85.34069
TOTAL	262,364,638.38	100.00%	615.47	79.9663	N/A	90.9125	88.18481	51.84178

Property Type

Property Type	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
Other	303,644.38	0%	663.078	52.5915	N/A	80.9417	0	100
2-4 Family	21,836,960.56	8%	631.297	78.08	N/A	73.9791	50.3159	58.79085
Blanket	80,626.97	0%	653	80	N/A	0	0	100
Co-op	32,348.51	0%	547	80	N/A	0	0	100
Commercial	391,655.44	0%	598.42	44.2039	N/A	0	52.89566	64.45519
Condo	7,335,097.85	3%	634.991	82.0382	N/A	85.5441	33.48879	56.292
Hi-Rise Condo	77,000.00	0%	668	100	N/A	100	0	0
Lo-Rise Condo	443,040.52	0%	587.83	87.2777	N/A	72.9606	82.85771	100
Manufactured	674,580.40	0%	593.021	80.7755	N/A	100	63.49591	98.31368
Mobile	687,335.48	0%	525.526	77.9199	N/A	95.1047	52.23714	68.76971
PUD	10,882,774.81	4%	634.326	83.7815	N/A	81.4137	41.81497	36.17365
Rarm-Residential	37,523.54	0%	782	52.44	N/A	100	0	0
Single Family	215,707,787.59	82%	612.194	80.2102	N/A	90.6761	53.1781	63.56678
Townhouse	2,682,381.44	1%	626.44	71.4602	N/A	86.0545	46.06103	70.67151
Vacant Land	1,191,880.89	0%	658.513	58.2479	N/A	13.4755	59.86342	34.26258
TOTAL	262,364,638.38	100%	615.47	79.9663	N/A	88.1848	51.84178	61.96507

Primary Mortgage Insurance

Mortgage Insurance	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/ MI	184921.94	0.07%	550.412	100.2011	N/A	100	0	55.77911	N/A

Loans >80 LTV w/o MI	262,179,716.44	99.93%	615.516	79.952	N/A	88.1765	51.87834	61.96944	N/A
TOTAL	262,364,638.38	100.00%	615.47	79.9663	N/A	88.1848	51.84178	61.96507	N/A

Loan Purpose

Loan Purpose	Total Balance Amount	%[2]	WA. FICO	WA. LTV	WA DTI	% SFD/ PUD	% Owner Occ
Purchase	101,963,125.16	38.86%	629.97	82.1581	N/A	90.9751	85.18852
Refi - Cash Out	136,014,495.30	51.84%	604.099	78.4804	N/A	91.245	89.95764
Refinance – Rate Term	24,387,017.92	9.30%	618.551	79.0893	N/A	88.7968	90.82475
TOTAL	262,364,638.38	100.00%	615.47	79.9663	N/A	90.9125	88.18481

Fixed Vs. Floating Collateral

Lien Status	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
1/29	84,402.92	0.03%	764	80	N/A	100	0	0		5.625
2/28	94,957,432.01	36.19%	614.111	81.7704	N/A	92.21	84.98199	49.07985		7.0064
3/27	5,048,878.68	1.92%	599.273	76.7577	N/A	91.8416	85.76264	63.12177		6.6918
Fixed-Balloon	29,526,684.24	11.25%	616.811	74.2831	N/A	93.2184	90.56971	39.66451		******
Fixed	129,671,210.96	49.42%	617.028	80.2074	N/A	89.4941	90.56015	56.46601		******
CD-6m	5,654.63	0.00%	577	100	N/A	0	0	0		0
Libor-6m	2,775,589.89	1.06%	595.544	72.9824	N/A	96.1396	70.33313	43.63706		6.0556
Prime	79,628.54	0.03%	668	83.67	N/A	0	100	100		2
Treasury-1yr	215,156.51	0.08%	661.754	81.8195	N/A	0	62.52636	0		3.5311
TOTAL	262,364,638.38	100.00%	615.47	79.9663	N/A	90.9125	88.18481	51.84178		6.9528

Lien Status

Lien Status	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
First Lien	262,364,638.38	100.00%	615.47	79.9663	N/A	90.9125	88.18481	51.84178
TOTAL	262,364,638.38	100.00%	615.47	79.9663	N/A	90.9125	88.18481	51.84178

Occupancy Status

Occupancy Type	Total Balance Amount	%[2]	WA. FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout
Investor	28,073,796.78	10.70%	629.555	77.1271	N/A	74.9361	0	45.41526
Primary	231,365,764.36	88.18%	613.67	80.297	N/A	92.8258	100	52.88398
Secondary	2,925,077.24	1.11%	622.907	81.0545	N/A	92.9165	0	31.08537
TOTAL	262,364,638.38	100.00%	615.47	79.9663	N/A	90.9125	88.18481	51.84178

Prepayment Penalty

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	# of Loans	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
0 Months	144,677,958.10	55.14%		618.3783	77.3494	N/A	90.67209	86.00981	46.04606
3 Months	86,450.00	0.03%		657	60.88	N/A	100	100	100
12 Months	9,841,267.29	3.75%		614.3387	81.5413	N/A	74.42582	96.03426	72.64493
18 Months	109,801.16	0.04%		565	57.9	N/A	100	100	100
23 Months	45,937.94	0.02%		604	80	N/A	100	100	0
24 Months	53,606,991.17	20.43%		613.585	81.7869	N/A	94.82046	89.6323	50.01373
36 Months	44,167,166.78	16.83%		613.755	85.0401	N/A	90.09533	90.93711	61.65007
48 Months	58,009.52	0.02%		479	86.73	N/A	100	100	0
60 Months	9,502,004.11	3.62%		593.6713	84.1517	N/A	92.85597	91.50457	81.47302
99 Months	269,052.31	0.10%		572.6235	99.7393	N/A	100	100	100
TOTAL	262,364,638.38	100.00%		615.4701	79.9663	N/A	90.91254	88.18481	51.84178

Section 32 Loans

	Total Balance		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%[2]						
Section 32 Loans	2,192,936.59	0.84%	603.784	71.6229	N/A	83.4256	95.49487	79.62067
Non - Section 32 Loans	260,107,927.57	99.14%	615.59	80.0393	N/A	90.9734	88.12029	51.61102
Other	63,774.22	0.02%	529.393	69.1573	N/A	100	100	37.8107
Total	262,364,638.38	100.00%	615.4701	79.9663	N/A	90.91254	88.18481	51.84178

GA % and Top 5 States

State	%[2]
GEORGIA	2.25%
CA	19.54%
NJ	7.38%
FL	7.35%
NY	6.72%
TX	5.44%

Top 5 Originators

Originator	%[2]

Servicers

Servicer	%[2]

STRESS ANALYSIS

Assuming LIBOR Ramp: 1 month LIBOR+300 over 36 months; 50% Loss Severity; 12 month lag for liquidation losses, Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Default Ramp - 0 to 4.5 CDR over 36 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						